UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CYNOSURE, INC.

(Name of Subject Company)

CYNOSURE, INC.

(Name of Person Filing Statement)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

232577205

(CUSIP Number of Class of Securities)

Michael R. Davin

President, Chief Executive Officer and Chairman of the Board

Cynosure, Inc.

5 Carlisle Road

Westford, Massachusetts 01886

(978) 256-4200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Hal J. Leibowitz

Jason L. Kropp

Andrew R. Bonnes

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Annex I	Opinion of Leerink Partners LLC
Annex II	Section 262 of the General Corporation Law of the State of Delaware

i

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Cynosure, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 5 Carlisle Road, Westford, Massachusetts 01886. The telephone number of the Company’s principal executive office is (978) 256-4200.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Schedule 14D-9”) relates is the Company’s Class A Common Stock, par value $0.001 per share (the “Company Common Stock”). As of February 16, 2017, there were 23,914,023 shares of Company Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Minuteman Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Hologic, Inc., a Delaware corporation (“Parent”), to acquire all of the outstanding shares of Company Common Stock (the “Shares”) at a purchase price of $66.00 per Share, net to the seller in cash, without interest, less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 22, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on February 22, 2017. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated by reference herein.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 14, 2017, by and among Parent, Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”) (collectively, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement constitute the “Transaction”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and as a wholly-owned subsidiary of Parent. The Merger will be governed by Section 251(h) of the DGCL which generally provides that, as soon as practicable following consummation of a successful tender offer for the outstanding voting stock of a corporation whose shares are listed on a national securities exchange, and subject to certain statutory limitations, if the acquirer holds at least the amount of shares of each class or series of stock of the acquired corporation that would otherwise be required to adopt a merger agreement providing for the merger of the acquired corporation, and each outstanding share of each class or series of stock of the acquired corporation subject to, but not tendered in, the tender offer is subsequently converted by virtue of such a merger into, or into the right to receive, the same amount and kind of consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect such a merger without any vote of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer by acquiring at least a majority of the outstanding

Shares, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

The Merger Agreement includes a remedy of specific performance and is not subject to a financing condition. The obligation of Purchaser to purchase the Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there will have been validly tendered and not validly withdrawn a number of Shares, that, when added to the Shares then owned by Parent and its subsidiaries, represents one more Share than half of the total number of Shares outstanding at the time of the expiration of the Offer, (ii) the expiration or termination of applicable waiting periods (and any extensions thereof) and any approvals or clearances applicable to the Offer or consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the German Act Against Restraints of Competition of 1958, as amended, (iii) the accuracy of the representations and warranties and compliance with covenants contained in the Merger Agreement, subject to certain materiality standards, (iv) the absence of any law, order, injunction or decree by any government, court or other governmental entity that would make illegal or otherwise prohibit the Offer or the Merger and (v) other customary conditions.

At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares held (i) in the treasury of the Company or by Parent, Purchaser or any of Parent’s other subsidiaries, which Shares will be canceled and will cease to exist, (ii) by any subsidiary of the Company, which Shares will be converted into such number of shares of common stock of the Surviving Corporation so as to maintain relative ownership percentages, or (iii) by any stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be canceled and converted into the right to receive the Offer Price. In addition, (i) each Company Stock Option (as defined below in Item 3 under the heading “Arrangements with Current Executive Officers and Directors of the Company—Merger Agreement—Effect of the Merger on Stock Awards—Stock Options”) that is outstanding immediately prior to the Effective Time will vest in full and automatically be canceled and converted into the right to receive an amount of cash for each underlying share of Company Common Stock equal to the excess of the merger consideration described in the Merger Agreement (which is the same as the Offer Price) over the exercise price (as more fully described below in the “Stock Options” section), (ii) each Company RSU (as defined below in Item 3 under the heading “Arrangements with Current Executive Officers and Directors of the Company—Merger Agreement—Effect of the Merger on Stock Awards—Restricted Stock Units”) that is outstanding immediately prior to the Effective Time will vest in full and automatically be canceled and converted into the right to receive an amount of cash for each underlying share of Company Common Stock equal to the merger consideration described in the Merger Agreement (which is the same as the Offer Price) (as more fully described below in the “Restricted Stock Units” section) and (iii) each Company PSU (as defined below in Item 3 under the heading “Arrangements with Current Executive Officers and Directors of the Company—Merger Agreement—Effect of the Merger on Stock Awards—Performance Stock Units”) that is outstanding immediately prior to the Effective Time will vest with respect to the maximum number of shares of Company Common Stock that could be earned thereunder and automatically be canceled and converted into the right to receive an amount of cash for each underlying share of Company Common Stock equal to the merger consideration described in the Merger Agreement (which is the same as the Offer Price) (as more fully described below in the “Performance Stock Units” section). The parties have reserved the right to treat equity compensation held by persons outside the United States in a different manner to the extent necessary to take into account applicable non-U.S. law, tax or employment considerations. The Merger Agreement is summarized in the Offer to Purchase in the Section entitled “The Tender Offer” under the heading “The Merger Agreement; Other Agreements.” The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The expiration date of the Offer is the end of the day, 12:00 Midnight, Eastern time, on Tuesday, March 21, 2017, subject to extension in certain circumstances set forth in the Merger Agreement and described in the Offer to Purchase.

Parent has formed Purchaser for the purpose of effecting the Offer and the Merger. The Offer to Purchase states that Parent’s principal executive offices are located at 250 Campus Drive, Marlborough, Massachusetts 01752. Its telephone number at this location is (508) 263-2900.

The Company has made information relating to the Offer available online at www.cynosure.com and the Company has filed this Schedule 14D-9, and Parent and Purchaser have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Parent or Purchaser, or their respective executive officers, directors or affiliates, on the other hand. Information about the Company’s related person transactions generally can be found under the heading “Related Person Transactions” in the Company’s Definitive Proxy Statement for the 2016 Annual Meeting of Stockholders on Schedule 14A, filed with the SEC on April 1, 2016.

Arrangements with Purchaser and Parent.

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated by reference herein. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about Parent, Purchaser or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure schedule that was provided by the Company to Parent but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement (except with respect to (i) the right of Indemnified Parties (as defined below in Item 3 under the heading “Director and Officer Indemnification and Insurance”) to indemnification and other rights described in the Merger Agreement and (ii) from and after the time at which Purchaser irrevocably accepts for purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer and the Effective Time (as applicable), the rights of holders of Shares, Company Stock Options, Company RSUs and Company PSUs to receive the merger consideration described in the Merger Agreement). Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Confidentiality Agreement

On January 23, 2017, the Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which Parent and its affiliates agreed, subject to certain exceptions, to keep confidential certain non-public information about the Company in connection with the consideration of a possible transaction with the Company. The Confidentiality Agreement also includes certain customary “standstill” provisions, which terminate if, at any time (i) a third party enters into an agreement with the Company contemplating the acquisition of at least 50% of the outstanding capital or voting stock of the Company or all or substantially all of its assets or any other transaction in which the stockholders of the Company prior to such transaction would not own at least 50% of the Company’s voting stock immediately after such transaction, or (ii) a third party commences or publicly announces its intention to commence a tender or exchange offer for 50% or more of the outstanding voting stock of the Company, or securities convertible into or any options or other rights to acquire 50% or more of the outstanding voting stock of the Company, and the board of directors of the Company (the “Company Board”) does not publicly recommend against such tender or exchange offer within 10 business days of such commencement or announcement (or at any time thereafter the Company makes a public statement indicating that the Company Board no longer recommends against such tender or exchange offer).

Arrangements with Current Executive Officers and Directors of the Company.

The Company’s executive officers and the members of the Company Board may be deemed to have certain interests in the Offer and the Merger and related transactions that may be different from or in addition to those of the Company’s stockholders generally. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

Consideration for Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, or if their Shares are converted into the right to receive the Offer Price pursuant to the Merger, they will receive the same Offer Price on the same terms and conditions as the other stockholders of the Company. As of February 16, 2017, the directors and executive officers of the Company and their affiliates beneficially owned in the aggregate 127,297 Shares, which, for purposes of this subsection, excludes any Shares issuable upon exercise or settlement of Company Stock Options, Company RSUs or Company PSUs held by such individuals. If all such Shares were tendered pursuant to the Offer and accepted for purchase and purchased by Purchaser or converted into the right to receive the Offer Price pursuant to the Merger, the directors and executive officers and their affiliates would receive an aggregate of $8,401,602 in cash consideration without interest, less any required withholding taxes. For a description of the treatment of Company Stock Options, Company RSUs and Company PSUs held by the directors and executive officers of the Company, see below under the heading “Effect of the Merger on Stock Awards.”

The following table sets forth, as of February 16, 2017, the consideration that each executive officer and director and his or her affiliates would be entitled to receive in respect of outstanding Shares beneficially owned by him, her or it (excluding Shares underlying Company Stock Options, Company RSUs and Company PSUs), assuming such individual or his or her affiliate were to tender all of his, her or its outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, and/or all such Shares were converted into the right to receive the Offer Price by virtue of the Merger.

Name	Number of Shares	Cash Consideration Payable in Respect of Shares
Executive Officers
Michael R. Davin(a)	38,625	$2,549,250
Stephen J. Webber	—	—
Douglas J. Delaney	15,438	$1,018,908
Non-Employee Directors
Brian M. Barefoot	15,850	$1,046,100
Ettore V. Biagioni	9,510	$627,660
William O. Flannery	14,510	$957,660
Marina Hatsopoulos	18,850	$1,244,100
Thomas H. Robinson	14,514	$957,924

(a)	Includes 5,000 Shares held in a family trust.

Merger Agreement

Effect of the Merger on Stock Awards

Stock Options. As of February 16, 2017, the Company’s directors and executive officers held options to purchase an aggregate of 206,673 shares of Company Common Stock granted under the Company’s Amended and Restated 2005 Stock Incentive Plan (the “Company Stock Plan”). Pursuant to the Merger Agreement, effective as of immediately prior to the Effective Time, each outstanding option to purchase shares of Company Common Stock (each, a “Company Stock Option”) will vest in full and automatically be canceled and converted into the right to receive an amount of cash from the Surviving Corporation equal to the product of (i) the total number of shares of Company Common Stock then underlying such Company Stock Option multiplied by (ii) the excess, if any, of the merger consideration described in the Merger Agreement (which is the same as the Offer Price) over the exercise price per share of such Company Stock Option, without any interest thereon and subject to all applicable withholding. In the event that the exercise price of any Company Stock Option is equal to or greater than the merger consideration, such Company Stock Option will be canceled, without any consideration being payable in respect thereof, and have no further force or effect. No Company Stock Options have exercise prices in excess of the Offer Price.

The table below sets forth information regarding the Company Stock Options held by each of the Company’s executive officers and directors as of February 16, 2017.

Name	Number of Vested Company Stock Options	Cash Consideration Payable in Respect of Vested Company Stock Options(a)	Number of Unvested Company Stock Options	Cash Consideration Payable in Respect of Unvested Company Stock Options(a)
Executive Officers
Michael R. Davin	16,283	$591,272	16,887	$599,320
Stephen J. Webber	—	—	—	—
Douglas J. Delaney	7,876	$285,995	8,167	$289,847
Non-Employee Directors
Brian M. Barefoot	15,892	$638,612	—	—
Ettore V. Biagioni	29,392	$1,131,482	—	—
William O. Flannery	23,892	$979,012	—	—
Marina Hatsopoulos	56,892	$2,713,092	—	—
Thomas H. Robinson	31,392	$1,222,162	—	—

(a)	The value of each Company Stock Option is the difference between the Offer Price of $66.00 per Share and the exercise price of the option, multiplied by the number of Shares underlying such option.

Restricted Stock Units. As of February 16, 2017, the Company’s directors and executive officers held an aggregate of 109,577 restricted stock units with respect to shares of Company Common Stock granted under the Company Stock Plan (“Company RSUs”). Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, each outstanding and unvested Company RSU will vest in full and automatically be canceled and converted into the right to receive an amount of cash from the Surviving Corporation equal to the product of (i) the total number of shares of Company Common Stock then underlying such Company RSU multiplied by (ii) the merger consideration described in the Merger Agreement (which is the same as the Offer Price), without any interest thereon and subject to all applicable withholding.

The table below sets forth information regarding Company RSUs held by each of the Company’s executive officers and directors as of February 16, 2017.

Name	Number of Company RSUs	Cash Consideration Payable in Respect of Company RSUs
Executive Officers
Michael R. Davin	58,135	$3,836,910
Stephen J. Webber	19,483	$1,285,878
Douglas J. Delaney	25,599	$1,689,534
Non-Employee Directors
Brian M. Barefoot	1,272	$83,952
Ettore V. Biagioni	1,272	$83,952
William O. Flannery	1,272	$83,952
Marina Hatsopoulos	1,272	$83,952
Thomas H. Robinson	1,272	$83,952

Performance Stock Units. As of February 16, 2017, the Company’s executive officers held an aggregate of 165,634 shares of Company Common Stock (assuming applicable performance criteria were deemed satisfied at target performance) or 268,377 shares of Company Common Stock (assuming applicable performance criteria were deemed satisfied at maximum performance) underlying performance stock units granted under the Company Stock Plan (“Company PSUs”). Pursuant to the Merger Agreement, as of immediately prior to the

Effective Time, each outstanding and unvested Company PSU will vest with respect to the maximum number of shares of Company Common Stock that could be earned thereunder and automatically be canceled and converted into the right to receive an amount of cash from the Surviving Corporation equal to the product of (i) the maximum number of shares of Company Common Stock then underlying such Company PSU multiplied by (ii) the merger consideration described in the Merger Agreement (which is the same as the Offer Price), without any interest thereon and subject to all applicable withholding.

The table below sets forth information regarding Company PSUs held by each of the Company’s executive officers as of February 16, 2017. The Company’s non-employee directors do not hold any Company PSUs.

Name	Number of Company PSUs(a)	Cash Consideration Payable in Respect of Company PSUs
Executive Officers
Michael R. Davin	194,824	$12,858,384
Stephen J. Webber	23,180	$1,529,880
Douglas J. Delaney	50,373	$3,324,618

(a)	The number of Company PSUs assumes applicable performance criteria were deemed satisfied at maximum performance.

Continuing Employees

Under the Merger Agreement, for a period of one year following the Effective Time, Parent has agreed to provide to each continuing employee (including each executive officer) of the Company or any subsidiary of the Company (i) a base salary, commission opportunities, annual bonus opportunities and the value of annual equity awards no less favorable in the aggregate than the total compensation package (including base salary, commission opportunities, annual bonus opportunities and value of annual equity awards) provided to such employee immediately before the Effective Time and (ii) other employee benefits that are substantially comparable, in the aggregate, to the other benefits provided to such employees immediately before the Effective Time.

For all purposes under the employee benefit plans of Parent in which such employees are eligible to participate, each such employee will, subject to applicable law and applicable tax qualification requirements, be credited with his or her years of service with the Company and its subsidiaries and their respective predecessors before the Effective Time, to the same extent as such employee was entitled, before the Effective Time, to credit for such service under any similar employee benefit plan of the Company, subject to certain customary exceptions. In addition, (i) each such employee will be immediately eligible to participate, without any waiting time, in any employee benefit plans of Parent to the extent coverage under such plan is of the same type as the Company employee benefit plan in which such employee participated immediately before the Effective Time, and (ii) for purposes of each such Parent plan providing medical, dental, pharmaceutical or vision benefits to any such employee, Parent will use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such Parent plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the corresponding Company plan, and Parent will use commercially reasonable efforts to cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Company ending on the date such employee’s participation in the corresponding Parent plan begins to be taken into account under such Parent plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Parent plan.

If any such employee (who is not otherwise a party to an employment agreement providing for severance benefits) whose employment is terminated on or prior to the first anniversary of the Effective Time under circumstances under which such employee would have received severance benefits under the Company’s severance practices, Parent will cause the Surviving Corporation to provide such employee with the severance benefits that would have been paid under the Company’s severance practices.

Severance Arrangements; Compensatory Arrangements Relating to the Merger

Currently, the Company is party to employment agreements with each of Messrs. Davin, Delaney and Webber, which address each such executive officer’s duties and responsibilities and specify the amounts payable to such executive officers in connection with certain terminations of employment, including terminations in connection with change in control events. Upon execution and effectiveness of a release of claims, each of Messrs. Davin, Delaney and Webber will be entitled to the following severance payments and benefits.

For each of Messrs. Davin and Delaney, upon a termination of employment without “cause” or within 18 months following a “change in control,” or if he terminates his employment for “good reason” (as such terms are defined in his employment agreement with the Company), the executive has the right to receive: (i) his then-current base salary and other compensation and benefits under his employment agreement for a period of 24 months, (ii) payment by the Company of the full cost of premiums for continuation of his group health plan benefits under COBRA for a period of up to 18 months, (iii) his accrued but unused vacation time, (iv) the full amount of his annual target performance bonus (for Mr. Davin) or his annual target commissions bonus (for Mr. Delaney) for the calendar year of his termination or resignation, (v) on or before the first anniversary of the effective date of his termination or resignation, but in any event not before January 1 of the year in which such first anniversary occurs, 110% of the annual performance or commissions bonus, as applicable, paid to him in the calendar year of termination or resignation, (vi) an amount equal to the accrued annual performance or commission bonus, as applicable, for the calendar year of such termination as of the date of his termination or resignation, and (vi) full acceleration of any unvested equity awards held by him. Pursuant to his employment agreement, except as provided in the following sentence, each of Messrs. Davin and Delaney is prohibited from competing with us and soliciting our customers, prospective customers or employees for a period of 12 months if we terminate him for any reason. This non-competition period does not apply if the executive is terminated without cause, resigns for good reason or is terminated because we failed to obtain the agreement of any successor to us to assume his employment agreement as required by the employment agreement.

For Mr. Webber, upon a termination of employment without “cause” or, within 12 months following a “change in control,” his resignation for “good reason” (as such terms are defined in his employment agreement with the Company), Mr. Webber has the right to receive: (i) his then-current base salary for a period of 12 months, (ii) provided he is eligible for and timely elects to continue receiving group medical coverage under COBRA, the Company’s continuing payment of the share of premiums for health coverage that is paid by the Company for active and similarly situated employees who receive the same type of coverage as Mr. Webber for a period of 12 months, unless such payments would violate nondiscrimination requirements of applicable law, in which case no such payment would be made, (iii) his accrued but unused paid time off, and (iv) his annual target cash bonus for the calendar year of such termination or resignation, prorated for the portion of such calendar year for which he was employed, paid in equal monthly installments over a period of 12 months. In addition, if Mr. Webber’s employment is terminated without cause or, within 12 months following a change in control, he resigns for good reason and prior-year annual cash bonuses have not yet been distributed, the Company will waive the requirement that he be an active employee on the date of payment and will distribute, in the normal course, the amount of his annual cash bonus as determined by the Company’s Compensation Committee (the “Compensation Committee”) or the Company Board for the calendar year preceding the date of termination.

The foregoing descriptions of compensation arrangements do not purport to be complete and are qualified in their entirety by reference to the agreements, including any form of amendment thereto, filed as Exhibits (e)(2) through (e)(19) to this Schedule 14D-9, which are incorporated herein by reference.

For an estimate of the value of the payments and benefits described above that would be payable to the Company’s executive officers under their employment agreement upon a termination of employment in connection with the Offer, see “—Golden Parachute Compensation” below.

Retention Pool

In connection with the Merger, and in accordance with the Merger Agreement, the Company has established a cash pool of $13 million, from which the Company may make transaction bonuses, severance payments for persons without employment agreements and retention payments to certain of its employees. The allocation and terms of any such payments will be determined by the Company prior to the Effective Time. All payments made from the cash pool will be payable in a single lump sum upon the earliest of one year following the Effective Time, termination by the Company without “cause” and termination by the employee for “good reason” (as each such term is defined in the recipient’s employment agreement as in effect on February 14, 2017, or, if no such agreement exists or such agreement does not define such terms, then as defined in the Company Stock Plan).

The Compensation Committee has awarded a retention bonus payment in an amount of up to $8,500,000 to Mr. Davin and a retention bonus payment in an amount of up to $1,300,000 to Mr. Webber (each, a “Retention Payment”), with the precise amount of the Retention Payments to be determined by the Compensation Committee prior to the Effective Time. Copies of the letter agreements between the Company and each of Messrs. Davin and Webber are filed as Exhibits (e)(18) and (e)(19), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for Messrs. Baker, Davin, Delaney and Webber (the “named executive officers”) that is based on or otherwise relates to the Offer, assuming that the Offer will be consummated on March 22, 2017; that the named executive officer’s employment will be terminated by the Company on the same day such that he will become entitled to severance payments and benefits (except with respect to Mr. Baker, whose employment terminated pursuant to his retirement on November 11, 2016, but whose equity awards have continued to vest due to his ongoing consulting arrangement with the Company); and that the named executive officer has executed an effective release of claims (except with respect to Mr. Baker). The table below describes the estimated potential payments to each of the Company’s named executive officers under the terms of their respective employment agreements, together with the value of the unvested Company Stock Options, Company RSUs and Company PSUs that will be accelerated in accordance with the terms of the Merger Agreement and any payments that may be made to the named executive officer under the cash bonus pool established by the Company in accordance with the Merger Agreement. The amounts shown in the table do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to the initial expiration date of the Offer or the value of payments or benefits that are not based on or otherwise related to the Offer.

For purposes of calculating the potential payments set forth in the table below, the Company has assumed that (i) the date the Offer is consummated and the date of termination of employment is March 22, 2017, and (ii) the stock price is $66.00 per Share, which is the merger consideration described in the Merger Agreement (which is the same as the Offer Price). The amounts shown in the table are estimates only and are based on assumptions and information available to date. The actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination.

Name	Cash		Equity (1)	Perquisites/ Benefits (2)	Total Value
Michael R. Davin	$12,920,062	(3)	$17,294,614	$41,963	$30,256,639
Douglas J. Delaney	$4,397,799	(3)	$5,303,999	$42,207	$9,744,005
Stephen J. Webber	$1,825,781	(4)	$2,815,758	$18,990	$4,660,529
Timothy W. Baker	—		$1,125,935	—	$1,125,935

(1)

The amount listed in this column represents the value of the following unvested Company Stock Options, Company RSUs and Company PSUs held by the named executive officers as follows as of March 22, 2017, all of which will accelerate immediately prior to the Effective Time (in the case of Company PSUs, with respect to the maximum number of shares underlying such award) (i.e., on a “single-trigger” basis). The number of unvested Company Stock Options, Company RSUs and Company PSUs held by each named executive officer as of March 22, 2017 is the same as the number of unvested Company Stock Options, Company RSUs and Company PSUs held by the named executive officer as of February 16, 2017 as there are no vesting dates between February 16, 2017 and March 22, 2017 under the terms of such awards.

Name	Number of Unvested Company Stock Options Subject to Acceleration	Value of Accelerated Company Stock Option(a)	Number of Unvested Company RSUs Subject to Acceleration	Value of Accelerated Company RSUs(b)	Number of Unvested Company PSUs Subject to Acceleration(c)	Value of Accelerated Company PSUs(b)
Michael R. Davin	16,887	$599,320	58,135	$3,836,910	194,824	$12,858,384
Douglas J. Delaney	8,167	$289,847	25,599	$1,689,534	50,373	$3,324,618
Stephen J. Webber	—	—	19,483	$1,285,878	23,180	$1,529,880
Timothy W. Baker(d)	8,167	$289,847	12,668	$836,088	—	—

(a)	The value of each unvested and accelerated Company Stock Option is the difference between the merger consideration of $66.00 per Share and the exercise price of the option, multiplied by the number of unvested Shares underlying such option as of March 22, 2017, consistent with the methodology applied under SEC Regulation M-A Item 1011(b) and Regulation S-K Item 402(t)(2).

(b)	The value of each unvested and accelerated Company RSU and Company PSU is the merger consideration of $66.00 per Share.

(c)	The number of Company PSUs assumes applicable performance criteria were deemed satisfied at maximum performance.

(d)	Mr. Baker retired from his role as executive with the Company in 2016, as described above, but his Company Stock Options and Company RSUs have continued to vest due to his ongoing consulting arrangement with the Company and will fully accelerate as of the Effective Time.

(2)	Consists of medical coverage for a period of 18 months following the date of termination, for each of Messrs. Davin and Delaney, and 12 months for Mr. Webber. The value is based upon the type of insurance coverage the Company carried for each named executive officer as of March 22, 2017 and is valued at the premiums in effect on January 1, 2017. These benefits will be paid only to each of Messrs. Davin and Delaney if he experiences a termination of employment without cause, resignation for good reason, or any termination within 18 months following the Effective Time, and to Mr. Webber if he experiences a termination of employment without cause, or resignation for good reason within 12 months following the Effective Time (i.e., on a “double-trigger” basis, except that each of Messrs. Davin and Delaney would receive such benefits if he experienced any termination of employment within 18 months following the Effective Time, whether or not it is a termination without cause or for good reason).
(3)

Pursuant to the terms of the employment agreements the Company has entered into with Messrs. Davin and Delaney, these amounts include: (a) base salary as of March 22, 2017 for an additional 24 months; (b) an amount equal to, for Mr. Davin, calendar year 2017 target performance bonus and, for Mr. Delaney, calendar year 2017 target commissions bonus; (c) an amount equal to, for Mr. Davin, 110% of calendar year 2017 performance bonus, calculated assuming his actual 2017 bonus is equal to his 2017 target performance bonus and, for Mr. Delaney, 110% of calendar year 2017 commissions bonus, calculated assuming his actual 2017 commissions bonus is equal to his 2017 target commissions bonus; (d) accrued calendar year 2017 performance bonus (for Mr. Davin) or commissions bonus (for Mr. Delaney); (e) an amount equal to two times the Company’s annual 401(k) match of $4,500; and (f) accrued but unused vacation time. The cash payments payable pursuant to the employment agreements will be paid only if the executive officer experiences a termination of employment without cause, resignation for good reason, or upon any termination within 18 months following the Closing of the Merger (other than each of Messrs. Davin and Delaney’s eligibility to receive his accrued but unused vacation time and his accrued annual bonus for the calendar year of termination prorated to the date of termination on any termination). In addition, Mr. Davin is also eligible to receive a Retention Payment of up to $8,500,000, which is also included in the estimated cash payment above; the actual amount of the Retention Payment is to be payable in a single-lump sum upon the earliest of one year following the Effective Time, termination by the Company without “cause” and termination by the employee for “good reason” (as such terms are defined in his employment agreement). All such amounts are “double-trigger,” except that (i) each of Messrs. Davin and Delaney would receive such amounts (other than, for Mr. Davin, his Retention Payment) if he experiences any termination of employment within 18 months following the Effective Time, whether or not it is a termination without cause or for good reason and (ii) Mr. Davin’s Retention Payment will be paid on the first anniversary of the Effective Time if he continues to be employed by the Company at such time.
(4)	Pursuant to the terms of the employment agreement the Company has entered into with Mr. Webber, these amounts include: (a) base salary as of March 22, 2017 for an additional 12 months; (b) calendar year 2017 target performance bonus, prorated for the portion of 2017 for which he was employed; and (c) accrued but unused vacation time. The cash payments payable pursuant to the employment agreements will be paid only if Mr. Webber experiences a termination of employment without cause or, within 12 months following the Closing of the Merger, resignation for good reason (other than Mr. Webber’s eligibility to receive his accrued but unused paid time off on any termination). In addition, Mr. Webber is also eligible to receive a Retention Payment of up to $1,300,000, which is also included in the estimated cash payment above; the actual amount of the Retention Payment is to be payable in a single-lump sum upon the earliest of one year following the Effective Time, termination by the Company without “cause” and termination by the employee for “good reason” (as such terms are defined in his employment agreement). All such amounts are “double-trigger,” except that Mr. Webber’s Retention Payment will be paid on the first anniversary of the Effective Time if he continues to be employed by the Company at such time.

For purposes of footnotes (3) and (4), the 2017 base salary and 2017 target annual performance bonus or target annual commissions bonus, as applicable, for each named executive officer is as follows:

Name	2017 Base Salary	2017 Target Annual Performance Bonus / Target Commissions Bonus
Michael R. Davin	$1,000,000	$1,000,000
Douglas J. Delaney	$450,000	$1,484,249
Stephen J. Webber	$460,000	$230,000

Director Compensation

The Company does not pay director fees to directors who are employees of the Company (Mr. Davin), but compensates its non-employee directors for their service on the Company Board as follows:

•	an annual fee for service on the Company Board of $60,000;

•	for the Lead Director of the Company Board, an additional annual fee of $20,000;

•	for the chair of the Audit Committee, an additional annual fee of $17,000;

•	for the chair of the Compensation Committee, an additional annual fee of $15,000; and

•	for the chair of the Nominating and Corporate Governance Committee, an additional annual fee of $13,000.

Each director receiving cash compensation as described above also received a Company RSU award upon the close of market on May 11, 2016 (the date of the Company’s annual meeting) for 5,085 Shares on such date. Please see the section above under the heading “Effect of the Merger on Stock Awards” for more information on the treatment of equity held by directors in the Merger.

In addition, the Company reimburses its non-employee directors for out-of-pocket expenses incurred in connection with attending Company Board and committee meetings.

Director and Officer Indemnification and Insurance

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. The Company has included in its second restated certificate of incorporation (as amended, the “Charter”) a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party (other than an action by or in the right of the corporation) by reason of the fact that he holds any of such positions, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. The Company has included in its Charter provisions that require the Company to provide indemnification to directors and officers to the fullest extent permitted under Delaware law. In addition, the Company has included in its Charter provisions that require the Company to advance expenses incurred by a director or officer in connection with any such proceeding upon a receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the Company.

The Merger Agreement provides for indemnification, advancement of expenses and insurance rights in favor of the Company’s current and former directors and officers, referred to as “Indemnified Parties.” Specifically, Parent and the Surviving Corporation have agreed, jointly and severally, to indemnify and advance expenses to the Indemnified Parties with respect to all matters occurring prior to or at the Effective Time to the fullest extent permitted by law. They have also agreed that, through the six-year anniversary of the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation than were set forth in the Charter and bylaws of the Company as of the date of the Merger Agreement.

From and after the Effective Time, the Surviving Corporation will maintain in effect for a period of six years after the Effective Time, in respect of matters existing or occurring prior to or at the Effective Time, the current policies of directors’ and officers’ liability insurance; however, neither Parent nor the Surviving Corporation will be required to pay an aggregate annual premium for such insurance policies in excess of 300% of the last annual premium paid by the Company prior to the Effective Time for such insurance (the “Maximum Premium”). In lieu of the foregoing, the Company may purchase a six-year “tail” prepaid policy on the directors’ and officers’ liability insurance policies on terms and conditions providing coverage retentions, limits and other material terms substantially equivalent to the directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement (after reasonable consultation with Parent), provided that the Company does not pay or commit to pay, in the aggregate, more than the Maximum Premium for such policy without discussing in good faith with Parent.

Item 4. The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on February 14, 2017, the Company Board unanimously: (i) approved and authorized the Merger Agreement and the consummation of the Offer, the Merger and each of the other transactions contemplated thereby, (ii) declared that entering into and the terms of the Merger Agreement, and consummating the Transactions, are advisable, fair to and in the best interests of the Company and its stockholders, (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iv) resolved that the execution, delivery or performance of the Merger Agreement and the consummation of the Merger and the Transactions not be subject to any state takeover law or similar law that might otherwise apply to such execution, delivery, performance or consummation (other than Section 203 of the DGCL (“Section 203”)), and (v) subject to the accuracy of certain representations and warranties of Parent and Purchaser, approved Parent, Purchaser and their respective affiliates and the Merger Agreement and the transactions contemplated thereby in order to render the restrictions on business combinations set forth in Section 203 to be inapplicable to Parent, Purchaser and their respective affiliates and the Merger Agreement and the transactions contemplated thereby.

Accordingly, and for the other reasons described in more detail below, the Company Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender all of their Shares to Purchaser pursuant to the Offer.

A copy of the letter to the Company’s stockholders communicating the Company Board’s recommendation is filed as Exhibit (a)(8) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Company Board’s Recommendation.

Background of the Transaction

The Company Board, together with members of the Company’s senior management, regularly reviews and assesses the Company’s operations, financial condition, and industry developments in the context of the Company’s strategic plans and, in connection with this review and assessment, periodically considers strategic acquisitions, strategic alliances, business combinations and other strategic alternatives.

At a meeting of the Company Board on February 4, 2015, in connection with the Company Board’s periodic review of the Company’s performance and strategy, the Company Board and management discussed the possibility of strategic opportunities for the Company in adjacent markets, particularly women’s health, including through partnership with, or acquisition of, other organizations in those markets. The Company Board authorized management to explore whether engaging a consulting firm could provide useful information regarding such opportunities. The Company’s management had preliminary discussions with a consulting firm in March and April of 2015 regarding strategic consulting services and a potential engagement. Ultimately, management decided not to pursue the engagement and these discussions were discontinued.

At a meeting of the Company Board on October 21, 2015, the Company Board and management discussed the recent performance of the Company’s stock price and the concern among members of the Company Board that the Company was undervalued and might attract opportunistic and unattractive advances from unsolicited bidders. Members of the Company Board suggested that management speak informally to their contacts at private equity firms to gain perspective on the Company’s valuation and strategic alternatives. The other members of the Company Board authorized management to conduct these meetings.

From October 2015 to January 2016, members of the Company’s management conducted informal meetings with two private equity firms, arranged through introductions by members of the Company Board, to gauge the potential for interest among financial sponsors for a strategic transaction involving the Company. Representatives of one firm informed the Company that certain financial metrics of the Company were not compatible with their investment strategy, and that the Company was not an opportunity they would be likely to pursue. The other firm expressed no interest in further discussions.

At a meeting of the Company Board on February 3, 2016, the directors expressed continued concern regarding the performance of the Company’s stock price, which had closed at $36.68 per share the prior day, and which they continued to believe significantly undervalued the Company. The directors also discussed the Company’s strategic plan, including its associated risks, as well as growth opportunities and various strategic alternatives. Management suggested that low awareness of the Company among industry participants might be contributing to the lack of attention from investors, and suggested that exploring strategic opportunities with significant industry participants could benefit the Company while also raising its profile. Following a discussion, the Company Board authorized the Company’s management to conduct a preliminary exploration of potential strategic relationships with larger industry participants and to report back to the directors on these discussions at a subsequent meeting of the Company Board. The Company Board instructed senior management to work with Leerink Partners LLC (“Leerink”), whose investment bankers had historically advised the Company and which was viewed by the members of the Company Board as having experience and expertise in the medical devices and medical aesthetics industries, to conduct a preliminary exploration of such opportunities and to identify potential strategic partners most likely to be interested in a strategic transaction with the Company. The Company Board also authorized senior management to meet with any potential strategic partners identified with Leerink to assess interest in exploring a strategic transaction with the Company.

On March 17, 2016, Leerink and the Company’s management held a business development meeting to discuss different strategic opportunities and growth strategies. As one element of the broader discussion, Leerink and the Company’s management discussed building relationships with larger aesthetic and diversified device companies, and Leerink suggested a potential universe of relevant strategic parties.

Following this meeting, in the ordinary course of Leerink’s outreach to industry participants, at the direction of the Company, Leerink asked five of the parties previously identified whether they would be interested in entering into a confidentiality agreement and learning more about the Company. A company that we refer to as “Party A” expressed interest in meeting with the Company, and executed a confidentiality agreement with the Company on May 18, 2016. This confidentiality agreement did not include a standstill provision. The other four parties declined the offer to learn more about the Company.

On June 20, 2016, representatives of Party A attended a meeting with Company management in which management presented information regarding the Company’s business and discussed strategic partnership opportunities with Party A.

On August 4, 2016, representatives of Party A held a teleconference with members of the Company’s senior management to further discuss the Company’s business, including its prospects for international growth in particular.

In October 2016, in connection with Leerink’s periodic outreach to industry participants, a Leerink representative spoke with Stephen MacMillan, the Chief Executive Officer of Parent, about a range of topics including opportunities in women’s health and aesthetics. Mr. MacMillan indicated an interest in learning more about the Company and requested that Leerink introduce him to Mr. Davin. Mr. Davin and Mr. MacMillan agreed to meet for breakfast to discuss their respective businesses.

On November 2, 2016, Mr. Davin had breakfast with Mr. MacMillan, and each provided the other with an overview of each company’s respective business and discussed whether there might be opportunities for the two companies to work together in the future. Mr. MacMillan informed Mr. Davin that, although Parent was not pursuing acquisitions (of such scale) at that time, Mr. Davin should consider contacting Parent if the Company were to ever determine to pursue a sale.

On November 10, 2016, at the request of Party A, Leerink provided Party A with a positioning analysis of the Company relative to its competitors, which was prepared in consultation with the Company’s management.

On November 21, 2016, a representative of Party A telephoned Leerink to arrange a meeting between representatives of Party A and management of the Company, which was scheduled to take place on December 19, 2016. Leerink and Party A discussed the agenda for the meeting, attendees and other logistics.

On December 4, 2016, representatives of Party A met Mr. Davin for dinner to discuss the agenda and objectives for the upcoming December 19, 2016 meeting, and to discuss Mr. Davin’s perspective on the growth prospects of the Company. The representatives of Party A also advised Mr. Davin that a transaction between Party A and the Company might need to address certain antitrust risks arising from such a transaction.

On December 7, 2016, the Company Board held a special meeting by teleconference to update the Company Board on Mr. Davin’s meeting with Party A and to discuss the upcoming meeting with Party A later that month. At the meeting a representative of Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”), legal counsel to the Company, reviewed the fiduciary duties of the Company Board regarding their consideration of a potential strategic transaction. The representative from WilmerHale also suggested to the Company Board, and the Company Board agreed, that Mr. Davin should not engage in discussions of employment or compensation arrangements for himself or other members of management with Party A or any other interested party until the Company Board had determined to proceed with a particular party and the economic terms of the transaction had been settled.

On December 19, 2016, Mr. Davin, Douglas Delaney, the Company’s Chief Commercial Officer and a representative of Leerink met with representatives of Party A. Mr. Davin and Mr. Delaney provided an overview of Cynosure’s commercial organization, its current product portfolio and commercial strategy, and its potential new products. Following this meeting, Mr. Davin met with a senior executive from Party A, who advised Mr. Davin that the previously identified antitrust risk was not expected to deter Party A from making a proposal. On that same day, in connection with these meetings, the Company and Party A executed a new confidentiality agreement containing standstill restrictions against Party A, which would terminate upon public announcement of a business combination by the Company.

On December 20, 2016, Peter Anastos, the Company’s Senior Vice President, General Counsel, and Secretary, sent an email to the Company Board updating them on the prior day’s meeting and advising them that management expected to receive an acquisition proposal from Party A soon.

On January 4, 2017, Party A’s Chief Executive Officer telephoned Mr. Davin to convey Party A’s strong interest in acquiring the Company and to advise Mr. Davin that Party A would be sending a non-binding expression of interest to purchase the Company shortly.

On January 6, 2017, Party A submitted a non-binding expression of interest to the Company. The expression of interest indicated a value of $59.00 to $61.00 per share, payable in cash, and was subject to a number of conditions, including satisfactory completion of due diligence. The expression of interest also noted that Party A would not be required to divest assets or litigate with regulatory authorities to obtain antitrust approvals.

On January 8, 2017, a representative of Leerink met with a representative of Party A to discuss the expression of interest from Party A and to clarify certain aspects of the proposed terms.

On January 10, 2017, the Company Board held a special meeting by teleconference to discuss the expression of interest from Party A and the potential formal engagement of Leerink. At the meeting representatives of WilmerHale reviewed the proposed terms of a Leerink engagement letter with the Company Board and responded to questions from the directors regarding those terms. The representatives of WilmerHale noted that Leerink had confirmed that it had not performed work for Party A that would create a conflict of interest. Following a discussion of the proposed engagement letter, the Company Board authorized management to formally engage Leerink as the Company’s financial advisor. Representatives of Leerink then joined the meeting and discussed with the Company Board the financial and other terms of the expression of interest from Party A. Leerink noted that, based, in part, on preliminary analyses of publicly traded companies and precedent transactions, and Leerink’s discussions with a representative of Party A, the preliminary proposal likely did not represent Party A’s best economic proposal. After further discussion, the Company Board concluded that the price offered by Party A was not sufficient to justify initiating due diligence and engaging in further negotiations with Party A and instructed Mr. Davin to reject the offer.

That same day, following the Company Board meeting, Mr. Davin telephoned a member of senior management of Party A and informed him that the expression of interest significantly undervalued the Company, and that the Company could not accept the proposed terms.

On January 12, 2017, the Company received a revised non-binding expression of interest from Party A, which indicated a value of $61.00 to $63.00 per share, payable in cash. The revised expression of interest remained subject to a number of conditions, including satisfactory completion of due diligence and continued to state that Party A would not be required to divest assets or litigate with regulatory authorities to obtain antitrust approvals.

On January 13, 2017, the Company Board held a special meeting by teleconference to discuss the revised expression of interest from Party A. Members of the Company’s senior management, as well as representatives of Leerink and WilmerHale also attended the meeting. Representatives of Leerink discussed with the Company Board the financial and other terms of the expression of interest from Party A and compared the price proposed by Party A to preliminary valuation analyses prepared by Leerink. Leerink noted that based, in part, on preliminary analyses of publicly traded companies and precedent transactions, the financial terms of the revised expression of interest were within a range of valuations implied by Leerink’s preliminary analyses. Leerink and WilmerHale answered questions from directors and a discussion ensued regarding the revised proposal and potential next steps for further discussions with Party A. The Company Board concluded that, although the revised proposal did not reflect the full value of the Company, it was sufficiently attractive to justify providing Party A with access to certain additional due diligence materials and an opportunity to improve its valuation. The Company Board also discussed with Leerink and WilmerHale the advisability of exploring the interest of other potential bidders and instructed management to work with Leerink to prepare recommendations regarding further outreach at its next meeting. In addition, the Company Board instructed management to prepare financial projections for review by the Company Board at its next meeting.

Following the January 13, 2017 meeting of the Company Board, Company management began preparing financial projections and compiling an electronic data room to facilitate due diligence by Party A.

That same day, at the direction of the Company, a representative of Leerink telephoned a representative of Party A and conveyed that the Company Board was willing to provide access to additional due diligence materials and additional access to management based upon Party A’s revised proposal. The Leerink representative also indicated that the Company Board intended the access to additional diligence materials to provide Party A with the ability to improve further the valuation set forth in its revised proposal. The Leerink representative and the Party A representative discussed the timing for making an electronic data room available and potential dates for due diligence calls with Company management.

On January 18, 2017, the Company Board held a telephonic special meeting, which included members of the Company’s senior management and representatives of Leerink and WilmerHale. Representatives of Leerink presented their recommendations to the Company Board regarding outreach to additional potential bidders to determine whether a more attractive offer might be available. Leerink proposed a list of 12 potential strategic acquirers that it had identified as the most likely candidates to be interested in, and capable of consummating an acquisition of, the Company, which included (in addition to Party A) Parent and Party B. Leerink responded to questions from directors, including whether certain companies should be added to or removed from the list. In particular, the directors determined not to approach any potential financial acquirers based on the reaction to management’s initial outreach efforts and an assessment, after consultation with Leerink, that financial acquirers would not be reasonably likely to pay as high a price as a strategic acquirer. The directors noted that a leak regarding a sale process could be extremely disruptive to the Company and discussed the potential benefits of the list presented and the potential risks it entailed. The directors also asked questions of WilmerHale regarding legal considerations with respect to a market check process. The representatives of Leerink then left the meeting. Following further discussion, the Company Board approved the list of 12 potential bidders and directed management to instruct Leerink to initiate outreach to these parties to assess their interest in participating in a sale process. Next Mr. Davin presented a six-year financial forecast (the “Financial Projections”) prepared by the Company’s management. Mr. Davin and other representatives of the Company’s management then responded to questions from the directors regarding the assumptions underlying the Financial Projections. After further discussion, the Company Board approved the Financial Projections and directed management to provide the Financial Projections to Leerink and to make them available to Party A and to other potential bidders who sign a confidentiality agreement and elect to participate in the sale process.

From January 18, 2017 to February 8, 2017, at the direction of the Company, Leerink contacted each of the 12 parties approved by the Company Board to assess their interest in exploring an acquisition of the Company. Mr. MacMillan of Parent, was telephoned by a representative of Leerink on January 20, 2017. In response to Leerink’s invitation, Mr. MacMillan indicated during that call that Parent would be interested in conducting due diligence on the Company to determine whether it wished to make an acquisition proposal. Thereafter, Parent negotiated a confidentiality agreement with the Company, which was executed on January 23, 2017. This confidentiality agreement included a customary standstill provision. Eight of the other potential bidders declined to participate in due diligence on the Company and two did not respond to outreach from Leerink. Party B expressed willingness to discuss the opportunity, but was unable to schedule a meeting with Leerink until January 31, 2017 due to the unavailability of key participants.

On January 22, 2017, Bloomberg published an article reporting that the Company was in talks with financial advisors to weigh its strategic options and identified Allergan plc as a potential bidder for the Company. On January 20, 2017, the last trading day prior to the Bloomberg article, the Company’s closing share price was $43.85. On January 23, 2017, the first trading day after the article was published, the Company’s closing share price increased 6.6% to $46.75.

On January 24, 2017, the Company provided representatives of Parent and Party A with access to an electronic data room to conduct due diligence on the Company. After review and consultation with Leerink, the Financial Projections were added to the electronic data room on January 25, 2017. Between January 24, 2017 and February 8, 2017, the Company conducted numerous due diligence meetings and teleconferences with both Parent and Party A.

On January 27, 2017, Mr. Davin and other members of the Company’s senior management met with Mr. MacMillan and other members of senior management from Parent. The representatives of the Company presented an update regarding the Company’s business, results of operations, financial condition and prospects and responded to questions from Parent regarding the same.

On January 31, 2017, Parent submitted a non-binding expression of interest to the Company. The expression of interest indicated a value of $63.00 to $66.00 per share in cash, and was subject to a number of conditions, including satisfactory completion of due diligence. Parent’s letter did not seek to limit Parent’s obligations with respect to antitrust clearance.

Also on January 31, 2017, Leerink had a meeting by teleconference with Party B to assess their interest in performing due diligence on the Company in support of a potential acquisition proposal. A representative of Party B indicated that Party B would review the publicly available information for the Company and determine if it had interest in pursuing an acquisition of the Company. A representative of Leerink noted that discussions were at an advanced stage and that Party B should determine its level of interest quickly.

On February 1, 2017, the Company Board, as part of a regularly scheduled meeting, met with members of senior management and representatives of Leerink and WilmerHale. Representatives of Leerink updated the directors on the results of its outreach to potential bidders and presented a preliminary analysis comparing the key terms of the proposals submitted by Parent and Party A. Leerink next compared the prices proposed by Parent and Party A to preliminary valuation analyses prepared by Leerink, noting that the financial terms of the expression of interest were within, and in some cases near the top, of the range of valuations implied by Leerink’s preliminary analyses. The Company Board then discussed strategy and next steps, with the objective of obtaining firm bids and detailed terms from both Parent and Party A. The Company Board concluded that both parties should be informed that they were participating in a competitive process, and that they would be required to submit a markup of a merger agreement and a final proposal on value by February 8, 2017 in order for their proposal to be considered. The Company Board instructed Leerink to advise Parent and Party A’s financial advisors regarding the procedures for the next round of bidding. The Company Board also instructed WilmerHale to provide a draft merger agreement to the bidders for their review.

Later that day a representative of Leerink spoke with the financial advisor of Party A and a representative of Morgan Stanley & Co. LLC (“Morgan Stanley”), Parent’s financial advisor, and informed each party that their respective client was participating in a competitive process and that their client would be required to submit a markup of a merger agreement and a final proposal on value by February 8, 2017. Each party acknowledged the instructions and indicated that their respective client would likely be in a position to follow the instructions. That same day, WilmerHale sent a draft merger agreement to Party A’s legal counsel and to Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), Parent’s legal counsel, informing the recipients that markups of the draft merger agreement were due with final proposals on value by February 8, 2017. The draft merger agreement did not include a proposal on the break-fee amount, and provided, among other things, that Parent would agree to divest assets if required in order to obtain antitrust approval and reflected that all outstanding employee equity awards would be accelerated and paid out in cash based on the Offer Price.

On February 4, 2017, Mr. MacMillan telephoned Mr. Davin to discuss questions regarding the Financial Projections. Mr. MacMillan also asked Mr. Davin about whether he planned to remain with the Company following a transaction. Mr. Davin informed Mr. MacMillan that he could not discuss employment related matters at that time.

On February 7, 2017, Wachtell Lipton delivered to WilmerHale a markup of the draft merger agreement on behalf of Parent. The draft merger agreement proposed by Parent provided for a breakup fee of 4% of the equity value of the Company at the transaction price, provided that Parent would agree to divest assets if required in order to obtain antitrust approval so long as such action would not have a material adverse effect, did not reflect any acceleration of outstanding employee equity awards (which would be converted into corresponding Parent awards) except those held by directors, and tested several of the Company’s representations and warranties without any materiality qualification as a closing condition.

On February 8, 2017, WilmerHale and Wachtell Lipton spoke by telephone regarding the draft merger agreement. WilmerHale advised Wachtell Lipton that there were issues in the Parent draft that would be particularly concerning to the Company Board, and suggested that Parent consider whether it wished to communicate a revised position on these points in connection with its valuation bid later that day. Later on February 8, 2017, Parent submitted an updated non-binding expression of interest to the Company, indicating a value of $65.25 per share, payable in cash, and Wachtell Lipton provided an update to Parent’s draft of the merger agreement to alleviate some of the concerns raised by WilmerHale that would be particularly concerning to the Company Board, including adding materiality qualifications to test several of the Company’s representations and warranties as a closing condition. Mr. MacMillan also had lunch with Mr. Davin on February 8, 2017, to discuss their perspectives on potential integration issues.

That same day, legal counsel to Party A delivered to WilmerHale a markup of the draft merger agreement on behalf of Party A. The draft merger agreement proposed by Party A included Party A’s price proposal of $63.00 per share in cash. The draft also contemplated a one-step merger rather than a tender offer and expressly disclaimed any obligation on the part of Party A to negotiate or agree to a divestiture or other remedies to obtain antitrust clearance. A senior executive with Party A telephoned Mr. Davin later that day and conveyed that Party A’s position regarding antitrust remedies was a key issue for them.

Also on February 8, 2017, Party B submitted a non-binding preliminary indication of interest to the Company. The expression of interest indicated a value of $65.00 per share, payable in cash, and was subject to a number of conditions, including satisfactory completion of due diligence, which Party B estimated would take an additional 4 to 6 weeks.

On February 9, 2017, the Company Board held a telephonic special meeting, including members of senior management and representatives of Leerink and WilmerHale. Mr. Davin and a representative of Leerink provided an update regarding the negotiations to date and the most recent proposals received by the Company. Mr. Davin noted that the position on antitrust remedies included in Party A’s proposal was of particular concern, since WilmerHale had also concluded that a transaction with Party A entailed potential antitrust risk. Representatives of WilmerHale discussed the merger agreement drafts that had been submitted by Parent and Party A, highlighted key issues raised in the drafts and responded to questions from directors regarding the proposed terms. Leerink discussed the prices proposed by Parent and Party A and reviewed preliminary valuation analyses prepared by Leerink. The Company Board then considered next steps, and concluded that Parent and Party A each be encouraged to revisit their price and submit their “best and final” offer. WilmerHale recommended that the Company also provide Party A and Parent with an updated form of merger agreement and seek a second round of markups from both parties in conjunction with the next round of bidding. The Company Board considered the one-step merger structure and antitrust provisions proposed by Party A and concluded that the updated form of merger agreement provided to the parties should reject both of these positions. The Company Board next discussed the non-binding preliminary indication of interest submitted by Party B, and directors asked Mr. Davin and Leerink whether it was possible to encourage Party B to submit a higher bid on a similar timeline to the revised proposals from Parent and Party A. A representative of Leerink noted that, even if Party B changed its price in response to pressure from the Company, it would remain subject to Party B performing its due diligence, which it had not started, and, therefore, any amended price proposal would not be firm. Leerink also noted that Party B had indicated that identification of synergies would be a factor in any amended price proposal, that the geography of Party B’s operations, among other factors, could present an obstacle to achieving certain synergies that might be available to Party A and Parent, and that Leerink believed it was uncertain whether Party B would identify additional value through due diligence to support a price increase. Mr. Davin recommended that the Company provide a confidentiality agreement to Party B and continue communications with them to keep them in the process, and the Company Board agreed.

On February 10, 2017, a representative of Leerink spoke with a representative of Morgan Stanley and indicated the Company Board had instructed WilmerHale to send a revised draft of the merger agreement to participants that had submitted proposals in the prior round. The Leerink representative indicated that Parent should submit a revised markup and a “best and final” offer. The Morgan Stanley representative expressed concern that Parent was being asked to continue negotiations regarding the merger agreement without a discussion on price. The Leerink representative indicated that Parent was participating in a competitive process, that the process was fluid and that neither the Leerink representative nor the Company Board could provide any guidance on value at that time. The Morgan Stanley representative acknowledged the instructions. In addition, a representative of Leerink spoke with a representative of Party A and provided similar instructions. The Party A representative acknowledged the instructions.

That same day, WilmerHale sent a revised draft of the merger agreement to Party A’s legal counsel and to Wachtell Lipton, with instructions to provide a revised markup as soon as possible. The revised draft of the merger agreement, among other things, provided for a 3% breakup fee based on the Company’s equity value and reflected that all outstanding employee equity awards would be accelerated and paid out in cash based on the Offer Price. Between February 10 and February 13, 2017, WilmerHale and Wachtell Lipton engaged in further negotiations concerning the terms of the merger agreement, including regarding fiduciary termination provisions, breakup fee triggers and amount (with Parent proposing a compromise amount of 3.5% of the Company’s equity value based on the Offer Price) and treatment of employee equity awards (particularly regarding whether equity awards issued in 2017 would be assumed by Parent or accelerated and paid out in cash based on the Offer Price).

Later on February 10, 2017, Party A’s Chief Executive Officer telephoned Mr. Davin and discussed Party A’s position on antitrust remedies and value. Party A’s Chief Executive Officer stated that the antitrust risk was a low probability. Mr. Davin stated that Party A’s position on antitrust was not going to be acceptable to the Company Board and that Party A would need to raise its price to remain competitive. Party A’s Chief Executive Officer advised Mr. Davin that he would respond on these issues within 24 hours.

The Company also provided a form of confidentiality agreement to Party B on February 10, 2017. Party B acknowledged receipt of the confidentiality agreement and indicated they would provide any comments to the agreement as soon as practicable.

On February 11, 2017, Mr. MacMillan telephoned Mr. Davin to express concern that Parent was being asked to continue negotiations regarding the merger agreement without an agreement on price. Mr. Davin reiterated that Parent should provide a “best and final” offer.

That same day, Party A’s Chief Executive Officer telephoned Mr. Davin to inform him that Party A was unwilling to increase its price or concede its position on antitrust remedies.

On February 12, 2017, Mr. MacMillan telephoned Mr. Davin to inform him that Parent was increasing its offer to $66 per share, which was the best price that Parent would be willing to offer.

On February 13, 2017, Allergan announced that it had agreed to acquire ZELTIQ Aesthetics, one of the Company’s largest competitors. Following this news, the Company’s stock price closed the following trading day at $51.50, down 6.4% to the Company’s prior day closing price.

Later that day, the Company Board held a telephonic special meeting, including members of senior management and representatives of Leerink and WilmerHale. Mr. Davin and a representative from Leerink updated the Company Board on the status of the negotiations, advising the directors that they believed Parent had made its “best and final” offer. Mr. Davin noted that the offer from Parent was economically superior to any of the others in hand. A representative from WilmerHale advised the board on the status of the merger agreement negotiations, summarizing the key open issues, including the fiduciary termination provisions and triggers for the breakup fee, but noting that WilmerHale expected to be able to resolve the open points before the next meeting. The Company Board discussed with senior management whether there was an opportunity to improve upon the Party B bid. Mr. Davin and Leerink both noted that the bid from Party B was speculative at this time, that they had significant due diligence and analysis left to do to firm up their price and that Party B had not moved quickly in the process to date. They concluded that it would not be possible to obtain a firm offer from Party B without significant delay, and noted that Parent had already provided a price that was higher than the preliminary bid by Party B. The Company Board noted that the ZELTIQ announcement put the Company in a vulnerable position due to the prior weeks of market speculation regarding potential interest in the Company by Allergan following the Bloomberg Article. The Company Board expressed concern that any significant delay combined with the downward market pressure on the Company’s stock price might encourage Parent to consider revisiting the existing terms. The directors concluded that it was in the best interest of the Company to pursue an agreement with Parent as quickly as possible. The Company Board instructed management and WilmerHale to finalize the agreement with Parent and agreed to schedule its next meeting for 5:00 a.m., Eastern Time, the following morning. The Company Board advised Mr. Davin that he was now permitted to negotiate with Parent regarding employment arrangements for Company management.

Later that day, Mr. Davin and Mr. MacMillan spoke several times by telephone to discuss retention arrangements for Company management. Mr. MacMillan agreed that the Company could establish a retention pool of up to $13 million, which could be allocated by the Company prior to the closing of the merger for transaction bonuses, severance payments and retention payments.

On February 14, 2017, at a telephonic meeting of the Company Board, representatives of Leerink reviewed with the Company Board Leerink’s financial analyses of the $66.00 per share to be paid by Parent pursuant to the Merger Agreement. See “Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor.” Representatives of WilmerHale reviewed the fiduciary duties of the Company Board regarding their consideration and approval of the Merger Agreement. Representatives of WilmerHale also reviewed the terms of the Merger Agreement, including the establishment of the retention pool that had been agreed the night before. At the meeting, Leerink rendered to the Company Board its oral opinion, subsequently confirmed by delivery of its written opinion, that, as of the date of its opinion and based upon and subject to the assumptions made and limitations upon the review undertaken by Leerink in preparing its opinion, the $66.00 in cash per share to be paid to the holders of shares of Company Common Stock (other than Excluded Shares, as defined in the section “Opinion of Leerink Partners LLC”) was fair, from a financial point of view, to such holders. After discussing the final terms of the Merger Agreement and the proposed transaction with Parent, the Company Board unanimously approved the Merger Agreement and recommended that stockholders of the Company tender their shares of Company Common Stock to Purchaser pursuant to the Offer to be conducted in accordance with the Merger Agreement.

At approximately 6:30 a.m., Eastern Time, on February 14, 2017, Parent, Purchaser and the Company executed and delivered the Merger Agreement, and later that morning Parent and the Company issued a joint press release announcing the transaction.

Reasons for the Recommendation of the Company Board

In considering its decision to approve the Merger Agreement and to authorize and approve the Transaction, and, subject to the terms and conditions of the Merger Agreement, to recommend that stockholders tender their Shares to Purchaser pursuant to the Offer, the Company Board consulted with Company management, as well as the Company’s legal and financial advisors, and considered the terms of the proposed Merger Agreement, the Offer and the Merger and the other transactions set forth in the Merger Agreement, as well as the sale process described in the section entitled “Background of the Transaction.”

The Company Board considered a number of positive factors in its deliberation, including the following (which factors are not necessarily presented in order of relative importance):

•	Best Alternative for Maximizing Stockholder Value. Its belief that receipt of the acquisition consideration of $66.00 per share in cash was more favorable to the Company’s stockholders than the potential value that might result from other potential transactions or remaining independent. This decision was based on, among other things, the Company Board’s assessment of:

•	the Company’s historical operating and financial performance, its competitive position and its future prospects;

•	the advantages of entering into the Merger Agreement in comparison with the risks of remaining independent, including risks related to achieving the Company’s financial projections as a standalone company; the risks inherent in the Company’s industry; risks associated with the development and market acceptance of its products under development; the risk of increased competitive pressure; the economy and capital markets as a whole; and the various additional risks and uncertainties that are described in the Company’s most recent annual report on Form 10-K filed with the SEC or subsequently filed quarterly reports on Form 10-Q;

•	the Company Board’s belief that it had negotiated the highest price per share for the Company Common Stock that Parent was willing to pay; and

•	the Company Board’s belief that the process conducted by the Company had resulted in the highest price reasonably available to the stockholders of the Company.

•	Attractive Value. The Company Board concluded that the consideration of $66.00 per share represented an attractive valuation for the Company and an opportunity for the Company’s stockholders to receive a significant premium over the market price of the Company Common Stock. The Company Board reviewed the historical market prices, volatility and trading information with respect to the Company’s Common Stock, including:

•	the fact that the proposed consideration of $66.00 per share represents a premium of (i) 28% compared to the closing price of the Company Common Stock of $51.50 per share on February 13, 2017, (ii) 45% compared to $45.47, the volume weighted average price of the Company Common Stock for the 30-day period ended January 20, 2017, the last trading date prior to a published report that the Company was in discussions with its financial advisors to weigh its strategic options, (iii) 44% compared to $45.78, the Company’s volume weighted average price for the 90-day period ended January 20, 2017, (iv) 42% compared to $46.33, the Company’s volume weighted average price for the one-year period ended January 20, 2017 and (v) 18% compared to $55.94, the Company’s 52-week high intraday stock price for the period ended February 13, 2017;

•	the fact that the Company’s financial advisor, at the Company Board’s instruction, contacted 12 prospective buyers regarding a potential acquisition (in addition to the party that initially submitted a proposal to acquire the Company), and of these 13 prospective buyers, only three parties (Parent, Party A and Party B) expressed interest; and

•	the unlikelihood of a transaction proposal at a higher value than the cash price to be paid by Parent, in light of the fact that the Company actively solicited increases in the initial and subsequent offers made by Parent and Party A, that none of the other bidders made an offer at a price per Share above $65.00, which was lower than the $66.00 price offered by Parent, and the Company Board’s belief that Party B would not be able to achieve the level of synergies available to Parent and Party A.

•	Greater Certainty of Value. The proposed consideration consists solely of cash, which provides immediate liquidity and certainty of value to the Company’s stockholders compared to any transaction in which stockholders would receive shares of an acquirer’s stock. The receipt of cash consideration also eliminates for the Company’s stockholders the risk of the continued execution of the Company’s business on a stand-alone basis. The Company Board also considered the likelihood that the closing of the Transaction can occur promptly, likely at the end of the first quarter or the beginning of the second quarter of 2017.

•	Business Reputation of Parent. The Company Board considered the business reputation, management and financial resources of Parent, with respect to the transaction. The Company Board believed these factors supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

•	Likelihood of Completion. The likelihood that the Transaction will be consummated, particularly in view of the terms of the Merger Agreement and the closing conditions. In that regard, the Company Board noted:

•	that Parent’s obligation to complete the Offer and the Merger is not subject to any financing-related condition;

•	the size and financial strength of Parent, and Parent’s ability to fund the Offer Price with cash;

•	the limited number of conditions to the Offer and the Merger;

•	the remedy of specific performance available to the Company under the Merger Agreement in the event of breaches by Parent and Purchaser;

•	the relative likelihood of obtaining required regulatory approvals; and

•	Parent’s obligation to effect remedies that would not reasonably be expected to have a material adverse effect to obtain antitrust clearance.

•	Receipt of Opinion from Leerink. Leerink rendered its opinion dated February 14, 2017, to the Company Board that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth in the opinion, the $66.00 in cash per share of Company Common Stock to be paid to the holders of shares of Company Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders (as more fully described below under the heading “Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor”). The full text of Leerink’s fairness opinion, dated February 14, 2017, is attached to this Schedule 14D-9 as Annex I.

•	Terms of Merger Agreement. The terms and conditions of the Merger Agreement, including the Company’s ability to consider and respond to, under certain circumstances specified in the Merger Agreement, an unsolicited written Acquisition Proposal (as more fully described under the heading “The Tender Offer” in the Section entitled “The Merger Agreement; Other Agreements” of the Offer to Purchase), and the Company Board’s right, after complying with the terms of the Merger Agreement, to terminate the Merger Agreement in order to enter into an agreement with respect to a Superior Proposal (as more fully described under the heading “The Tender Offer” in the Section entitled “The Merger Agreement; Other Agreements” of the Offer to Purchase), subject to certain match rights in favor of Parent and upon payment of a termination fee to Parent of $57,715,052 (approximately 3.5% of the equity value of the Company when valued at the Offer Price).

•	Appraisal Rights. The Company Board considered the fact that the stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

•	The closing of the Offer would be subject to tenders of shares by holders of a majority of the outstanding shares of Company Common Stock.

•	The Company Board’s view that the Merger Agreement was the product of arm’s-length negotiations and contained customary terms and conditions.

The Company Board also considered potential drawbacks and risks relating to the Transaction, including the following (which drawbacks and risks are not necessarily presented in order of relative importance):

•	The Company will no longer exist as an independent company, and accordingly, Company stockholders will no longer participate in any future growth the Company may have or any potential future increase in its value.

•	There can be no assurance that all conditions to the parties’ obligations to complete the Offer and the Merger will be satisfied, and as a result, it is possible that the Offer and the Merger may not be completed. If the Offer and Merger are not completed, (i) the Company will have incurred significant risk and transaction and opportunity costs, including the possibility of disruption to the Company’s operations, diversion of management and employee attention, employee attrition and a potentially negative effect on the Company’s business and customer relationships, (ii) the trading price of shares of Company Common Stock would likely be adversely affected and (iii) the market’s perceptions of the Company’s prospects could be adversely affected.

•	The Company’s management’s focus and resources may become diverted from other important business opportunities and operational matters while working to implement the Offer and Merger, which could adversely affect the Company’s business.

•	The risk of incurring substantial expenses related to the Offer and the Merger.

•	There is a risk of litigation arising in respect of the Merger Agreement or the transactions contemplated by the Merger Agreement.

•	The Merger will be a taxable transaction to the Company’s stockholders that are U.S. Holders (as defined under the heading “The Tender Offer” in the Section entitled “Material United States Federal Income Tax Consequences” of the Offer to Purchase) for U.S. federal income tax purposes and, therefore, such stockholders generally will be required to pay U.S. federal income tax on any gains they recognize as a result of the Offer and Merger.

•	The restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Merger, which may delay or prevent the Company from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger.

•	That the terms of the Merger Agreement prohibit the Company and its representatives from soliciting third party bids, which terms could reduce the likelihood that other potential acquirers would propose an alternative transaction that may be more advantageous to the Company’s stockholders.

•	The possibility that if the Merger Agreement is terminated under certain specified circumstances, the Company may be required to pay Parent a termination fee of $57,715,052, as more fully described under the heading “The Tender Offer” in the Section entitled “The Merger Agreement; Other Agreements” of the Offer to Purchase.

The Company Board also considered that certain of the Company’s directors and officers may have conflicts of interest in connection with the Offer and Merger, as they may receive certain benefits that may be different from, or in addition to, those of the Company’s other stockholders. See the section entitled “Arrangements with Current Executive Officers and Directors of the Company.”

After taking into account all of the factors set forth above, as well as others, the Company Board unanimously agreed that the benefits of the Offer and Merger outweighed the drawbacks and risks and determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, are fair to, and in the best interests of, the Company and its stockholders, approved the Merger Agreement, and authorized and approved the Merger upon the terms and conditions set forth in the Merger Agreement and recommended that stockholders tender shares pursuant to the Offer.

The foregoing discussion is not intended to be an exhaustive list of the information and factors considered by the Company Board in its consideration of the Offer and Merger, but is merely a summary of the material positive factors and material drawbacks and risks considered by the Company Board in that regard. In view of the number and variety of factors and the amount of information considered, the Company Board did not find it practicable to quantify or otherwise assign relative weights to, and did not make specific assessments of, the specific factors considered in reaching its determination. In addition, the Company Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of the Company Board may have given different weights to different factors. The Company Board made its recommendation based on the totality of information presented to, and the investigation conducted by, the Company Board.

Opinion of the Company’s Financial Advisor.

Opinion of Leerink Partners LLC

The Company retained Leerink as its financial advisor in connection with the Transaction. In connection with this engagement, the Company requested that Leerink evaluate the fairness, from a financial point of view, to the holders of Shares (other than (a) any Shares held in the treasury of the Company or held directly by any subsidiary of the Company; (b) any Shares then held by Parent, Purchaser or any other subsidiary of Parent; and (c) any Shares held by a holder who is entitled to and properly demands appraisal rights in accordance with Section 262 of the Delaware General Corporation Law) (the shares referred to in clauses (a), (b) and (c), together with any Shares held by any affiliate of Parent, are collectively referred to as “Excluded Shares” throughout the summary of Leerink’s opinion) of the consideration of $66.00 per share proposed to be paid to such holders in the Offer and the Merger pursuant to the Merger Agreement (which is referred to in this summary of Leerink’s opinion as the “Consideration”). On February 14, 2017, Leerink rendered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated February 14, 2017 that, as of such date and based upon and subject to the assumptions made and limitations upon the review undertaken by Leerink in preparing its opinion, the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Leerink’s written opinion, dated February 14, 2017, which describes the assumptions made and limitations upon the review undertaken by Leerink in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Leerink set forth below is qualified in its entirety by the full text of Leerink’s written opinion attached as Annex I. Leerink’s financial advisory services and opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Leerink’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. Leerink’s opinion did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transaction or any other matter.

The full text of Leerink’s written opinion should be read carefully in its entirety for a description of the assumptions made and limitations upon the review undertaken by Leerink in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Leerink reviewed, among other things:

•	an execution copy of the Merger Agreement, dated February 14, 2017;

•	the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, as filed by the Company with the SEC;

•	the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2016, June 30, 2016 and September 30, 2016, as filed by the Company with the SEC;

•	certain Current Reports on Form 8-K, as filed by the Company with, or furnished by the Company to, the SEC;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Leerink by the Company for purposes of Leerink’s analysis, as described further under the section entitled, “Certain Projected Financial Information,” which are referred to in this summary of Leerink’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Leerink’s opinion as the “Internal Data.”

Leerink also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Leerink reviewed publicly available financial and stock market data for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Leerink deemed relevant. Leerink also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that Leerink deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Leerink deemed appropriate.

Leerink assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Leerink for purposes of its opinion and, with the Company’s consent, Leerink relied upon such information as being complete and accurate. In that regard, Leerink assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Leerink relied, at the Company’s direction, on the Internal Data for purposes of Leerink’s analysis and opinion. Leerink expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Leerink did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Leerink furnished with any such evaluation or appraisal, and Leerink was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Leerink assumed, at the Company’s direction, that the final executed Merger Agreement would not differ in any respect material to Leerink’s analysis or opinion from the last draft of the Merger Agreement reviewed by Leerink. Leerink also assumed, at the Company’s direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Leerink’s analysis or Leerink’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Leerink’s analysis or Leerink’s opinion. Leerink did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Leerink is not a legal, regulatory, tax or accounting advisor, and Leerink expressed no opinion as to any legal, regulatory, tax or accounting matters.

Leerink’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Leerink’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Leerink’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. Leerink was not asked to, and Leerink did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Leerink expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares (other than the Excluded Shares) pursuant to the Merger Agreement or otherwise. Leerink’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Leerink as of, the date of Leerink’s written opinion, and Leerink does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Leerink’s written opinion. Leerink’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transaction or any other matter. Leerink’s financial advisory services and its opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Leerink’s opinion was approved by the Leerink Partners LLC Fairness Opinion Review Committee.

Summary of Financial Analyses

The following is a summary of the material financial analyses prepared by Leerink and reviewed with the Company Board in connection with the rendering of Leerink’s opinion on February 14, 2017. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Leerink, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Leerink. Leerink may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Leerink’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Leerink. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Leerink’s financial analyses and its opinion. In performing its analyses, Leerink made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transaction. None of the Company, Parent, Purchaser, Leerink or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 13, 2017 (the last trading day before the public announcement of the Transaction) and is not necessarily indicative of current market conditions.

Selected Public Company Analysis

Leerink reviewed and compared certain financial information for the Company to corresponding financial information for the following publicly traded companies that Leerink deemed comparable, based on its experience and professional judgment, to the Company:

•	ZELTIQ Aesthetics, Inc.

•	Syneron Medical Ltd

•	Cutera, Inc.

Although none of the selected companies is directly comparable to the Company, the companies listed above were chosen by Leerink because they are publicly traded commercial-stage aesthetic and medical dermatology capital equipment companies with certain operational, business and/or financial characteristics that, for purposes of Leerink’s analysis, may be considered similar to those of the Company. Leerink calculated and compared financial multiples for the selected companies based on the closing prices of the common stock of the selected companies on February 13, 2017 (except for ZELTIQ Aesthetics, Inc., which was based on the closing price of the common stock on February 10, 2017, because of an announced transaction), information obtained from public filings, FactSet (a data source containing historical and estimated financial data) and other Wall Street research. With respect to each of the selected companies, Leerink calculated enterprise value (calculated as the market value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, RSUs and other convertible securities), plus the book value of debt and certain liabilities (excluding any contingent consideration) less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated revenues for calendar years 2017 and 2018.

The results of this analysis are summarized as follows:

Revenue Multiple
	2017E	2018E
ZELTIQ Aesthetics, Inc.	5.0x	4.3x
Syneron Medical Ltd	0.8x	0.8x
Cutera, Inc.	1.8x	1.6x

Revenue Multiple
	2017E	2018E
Mean	2.5x	2.2x
Median	1.8x	1.6x

Based on the foregoing and other considerations that Leerink deemed relevant in its professional judgment and expertise, Leerink applied a multiple range of: (i) 2.00x to 3.00x, derived from the estimated 2017 revenue of the selected public companies, against the Company’s estimated 2017 revenue, which resulted in an implied per share equity value range for the Shares of approximately $48 to $67; and (ii) 1.75x to 2.75x, derived from the estimated 2018 revenue of the selected public companies, against the Company’s estimated 2018 revenue, which resulted in an implied per share equity value range for the Shares of approximately $46 to $67. Leerink compared these ranges to the Consideration of $66.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Precedent Transactions Analysis

Leerink reviewed and analyzed certain information relating to selected transactions involving commercial-stage aesthetic and medical dermatology capital equipment companies that Leerink, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to the Company and the Transaction. These transactions were:

Date Announced	Target	Acquiror
02/13/17	ZELTIQ Aesthetics, Inc.	Allergan plc
01/04/16	ThermiGen LLC	Almirall, S.A.
06/18/15	Lumenis Ltd.	XIO Group
06/26/14(1)	Ulthera, Inc.	Merz, Inc.
12/16/13	Solta Medical, Inc.	Valeant Pharmaceuticals International, Inc.
04/26/13	Alma Lasers Ltd.	Fosun Pharma (Group) Ltd.
03/18/13	Palomar Medical Technologies, Inc.	Cynosure, Inc.
11/08/12	DUSA Pharmaceuticals, Inc.	Sun Pharmaceutical Industries Limited
09/09/09	Candela Corporation	Syneron Medical Ltd.
07/07/08	Reliant Technologies Inc.	Thermage, Inc.
02/25/01	Coherent Medical Group	ESC Medical Systems Ltd.
11/11//97	Laser Industries Limited	ESC Medical Systems Ltd.
02/19/97	Luxar Corporation	ESC Medical Systems Ltd.

For each of the selected transactions, Leerink calculated the multiples of:

•	the target company’s enterprise value implied in the transaction to its last twelve months of revenue, or Transaction Value / LTM Revenue, using information obtained from public filings, FactSet and Wall Street research, and

•	the target company’s enterprise value implied in the transaction to its estimated next twelve months of revenue, or Transaction Value / NTM Revenue, using information obtained from public filings, FactSet and Wall Street research,

The results of this analysis are summarized as follows:

Date Announced	Target	Acquiror	Transaction Value / LTM Revenue	Transaction Value / NTM Revenue
02/13/17	ZELTIQ Aesthetics, Inc.	Allergan plc	6.8x	5.7x
01/04/16	ThermiGen LLC	Almirall, S.A.	2.7x	NA
06/18/15	Lumenis Ltd.	XIO Group	1.6x	1.5x
06/26/14(1)	Ulthera, Inc.	Merz, Inc.	4.4x	3.7x
12/16/13	Solta Medical, Inc.	Valeant Pharmaceuticals International, Inc.	2.0x	1.9x
04/26/13	Alma Lasers Ltd.	Fosun Pharma (Group) Ltd.	2.3x	NA
03/18/13	Palomar Medical Technologies, Inc.	Cynosure, Inc.	2.0x	1.9x
11/08/12	DUSA Pharmaceuticals, Inc.	Sun Pharmaceutical Industries Limited	3.9x	3.2x
09/09/09	Candela Corporation	Syneron Medical Ltd.	0.7x	0.6x
07/07/08	Reliant Technologies Inc.	Thermage, Inc.	1.2x	NA
02/25/01	Coherent Medical Group	ESC Medical Systems Ltd.	1.1x	NA
11/11//97	Laser Industries Limited	ESC Medical Systems Ltd.	2.9x	2.5x
02/19/97	Luxar Corporation	ESC Medical Systems Ltd.	3.0x	NA
		Mean	2.7x	2.6x
		Median	2.3x	2.2x

(1)	Ulthera, Inc. was acquired by Merz, Inc. for up to $600 million in cash in upfront and milestone payments. Leerink estimated the upfront consideration to be approximately $400 million.

Based on this analysis and other considerations that Leerink deemed relevant in its professional judgment and expertise, Leerink applied an illustrative multiple range of (i) 2.25x to 3.25x, derived from the last twelve months revenue of the precedent transactions, against the Company’s last twelve months revenue, which resulted in an implied per share equity value range for the Shares of approximately $48 to $65; and (ii) 2.00x to 3.00x, derived from the estimated next twelve months revenue of the precedent transactions, against the Company’s estimated next twelve months revenue, which resulted in an implied per share equity value range for the Shares of approximately $48 to $67. Leerink compared this range to the Consideration of $66.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. Leerink performed a discounted cash flow analysis of the Company to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate from the second quarter of the Company’s fiscal year 2017 through fiscal year 2022, which unlevered, after-tax free cash flows were based on the Forecasts. Leerink calculated terminal values for the Company by growing 2022 Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) by 10% and applying terminal EBITDA multiples of 11.0x to 13.0x, which terminal EBITDA multiples were based on the EBITDA multiples of selected publicly traded medical technology companies that Leerink deemed comparable for purposes of its analysis. The cash flows and terminal values were then discounted to present value as of March 31, 2017 using discount rates ranging from 14.0% to 16.0%, which were based on an estimate of the Company’s weighted average cost of capital. This range of discount rates was based on Leerink’s analysis of the Company’s weighted average cost of capital derived using the Capital Asset Pricing Model, taking into account certain metrics including the Company’s levered and unlevered betas, a historical equity risk premium, size premia and yields for U.S. treasury notes. In performing its discounted cash flow analysis, Leerink adjusted for cash balances, including cash and cash equivalents, estimated by the Company’s management to equal approximately $238 million as of December 31, 2016, and capital leases, estimated by the Company’s management to equal approximately $20 million as of December 31, 2016.

This analysis resulted in an implied per share equity value for the Shares of approximately $63 to $76. Leerink then compared the results of the above analysis to the Consideration of $66.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

Leerink noted for the Company Board certain additional factors that were not considered part of Leerink’s financial analyses solely for informational purposes, including, among other things, the following:

•	Historical intraday trading prices of the Company Common Stock during the 52-week period ended February 13, 2017 (the last trading day before the public announcement of the Transaction), which reflected low and high intraday stock prices for the Company during such period of approximately $34.47 to $55.94 per Share.

•	Historical closing trading prices of the Company Common Stock as compared to the Consideration of $66.00 per Share, which indicated a premium of 28% as compared to the closing price of the Company Common Stock on February 13, 2017, a premium of 45% as compared to the 30 day volume weighted average price of the Company Common Stock as of January 20, 2017 (the last trading day before a published report that the Company was in discussions with its financial advisors to weigh its strategic options), a premium of 44% as compared to the 90 day volume weighted average price of the Company Common Stock as of January 20, 2017, a premium of 42% as compared to the one year volume weighted average price of the Company Common Stock as of January 20, 2017, and a 18% premium as compared to the highest intraday stock price during the 52-week period ended February 13, 2017.

•	Stock price targets for the Company Common Stock in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for the Company ranging from $40 to $66 per Share, as of February 13, 2017.

•	An analysis of premiums paid in selected transactions during the last ten years involving medical technology companies for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. The mean and median premiums paid in the selected transactions were 37% and 29%, respectively. Leerink applied an illustrative range of premiums of 30% to 50% to the Company’s closing stock price on January 20, 2017 (the last trading day before a published report that the Company was in discussions with its financial advisors to weigh its strategic options) of $43.85, which resulted in an implied price range of approximately $57 to $66 per Share.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Leerink did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Leerink made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Leerink’s financial analyses and opinion were only one of many factors taken into consideration by the Company Board in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Company Board or management of the Company with respect to the Consideration or as to whether the Company Board would have been willing to determine that a different consideration was fair. The Consideration was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. Leerink provided advice to the Company during these negotiations. However, Leerink did not recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Leerink is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. Leerink has provided certain investment banking services to the Company from time to time, for which Leerink has received compensation of approximately $5.33 million in the aggregate since January 2011, including customary underwriting compensation for its role as the sole book-running manager for the Company’s follow-on equity offering in November 2012 and customary advisory compensation for its role as financial advisor to the Company in connection with the Company’s acquisition of HOYA ConBio’s aesthetic business in June 2011 and the Company’s acquisition of Palomar Medical Technologies in March 2013. In the past two years, Leerink has not been engaged to provide financial advisory or other services to Parent or Purchaser, and has not received any compensation from Parent or Purchaser during such period. In the ordinary course of business, Leerink and its affiliates may, in the future, provide commercial and investment banking services to the Company, Parent or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of Leerink’s trading and brokerage activities, Leerink or its affiliates have in the past and may in the future hold positions, for Leerink’s own account or the accounts of Leerink’s customers, in equity, debt or other securities of the Company, Parent or their respective affiliates. Consistent with applicable legal and regulatory requirements, Leerink has adopted policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Leerink’s research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company and the Transaction and other participants in the Transaction that differ from the views of Leerink’s investment banking personnel.

The Company Board selected Leerink as its financial advisor in connection with the Transaction based on Leerink’s longstanding relationship and familiarity with the Company and its business, as well as its experience and expertise in the medical devices and medical aesthetics industries. Leerink is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

In connection with Leerink’s services as a financial advisor to the Company, the Company has agreed to pay Leerink an aggregate fee estimated as of the announcement of the Transaction to be approximately $18 million, $250,000 of which was paid upon the rendering of Leerink’s opinion and the remainder of which is payable contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of Leerink’s expenses arising, and to indemnify Leerink against certain liabilities that may arise, out of Leerink’s engagement.

Certain Projected Financial Information.

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results for extended periods due to, among other reasons, the inherent difficulty of accurately predicting future periods and the likelihood that the underlying assumptions and estimates may prove incorrect. While the Company prepares forecasts annually for internal budgeting and business planning purposes, such forecasts generally do not cover periods beyond the then current fiscal year.

However, the Company has presented below certain financial projections under the heading “Company Projections” which were prepared by management of the Company in January 2017 to reflect its recent financial results and revised revenue growth outlook (the “Company Forecasts”). These financial projections were not generated for external use and were made available to the Company Board and provided to, and approved for use by, Leerink, in connection with the evaluation of the transactions contemplated by the Merger Agreement. These financial projections were also provided to Parent and Party A for their due diligence investigation of the Company.

The Company Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). In addition, the Company Forecasts were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Company Forecasts are prepared on a non-GAAP basis and do not comply with GAAP. The summary of the Company Forecasts is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because these financial projections were provided to Leerink and the Company Board to evaluate the transactions contemplated by the Merger Agreement. The Company Forecasts may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

The Company Forecasts were based on numerous variables and assumptions, including an assessment of prospects and risks related to estimated future revenues and other industry, market and product related factors, all of which are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in the Company Forecasts not being achieved include, but are not limited to, risks and uncertainties pertaining to the Company’s business, including those risks and uncertainties detailed in the Company’s public periodic filings with the SEC. In addition, the Company Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the Company Forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Company Forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the Company Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Company Forecasts in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Parent or Purchaser or their respective affiliates, officers, directors, advisors or other representatives considered or consider the Company Forecasts necessarily predictive of actual future events, and the Company Forecasts should not be relied upon as such. None of the Company, Parent or Purchaser or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ materially from the Company Forecasts, and the Company undertakes no obligation to update or otherwise revise or reconcile the Company Forecasts to reflect circumstances existing after the date they were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Company Forecasts are shown to be in error. None of the Company, or, to the knowledge of the Company, Parent or Purchaser, intends to make publicly available any update or other revisions to these financial projections. None of the Company or its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Company Forecasts or that projected results will be achieved. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Company Forecasts.

The estimates of non-GAAP operating income, non-GAAP net income and unlevered free cash flow included in the Company Forecasts were calculated using GAAP and other measures which are derived from GAAP, but such estimates constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

In light of the foregoing factors and the uncertainties inherent in these projections, stockholders are cautioned not to place undue, if any, reliance on these projections.

Company Projections (in millions)

	2017	2018	2019	2020	2021	2022
Revenue	$497	$594	$707	$778	$888	$1,005
Cost of goods sold	$(197)	$(228)	$(260)	$(279)	$(301)	$(338)
Total operating expenses	$(243)	$(292)	$(347)	$(380)	$(426)	$(479)
Non-GAAP operating income (1)	$57	$74	$100	$120	$161	$188
Income tax	$(17)	$(22)	$(30)	$(36)	$(48)	$(57)
Non-GAAP net income (2)	$39	$50	$69	$83	$112	$131
Unlevered free cash flow (3)	$42	$49	$63	$78	$106	$123

(1)	Non-GAAP operating income is calculated as revenue, less cost of goods sold and less total operating expenses.
(2)	Non-GAAP net income is calculated as non-GAAP operating income, less income tax.
(3)	Unlevered free cash flow is calculated as non-GAAP operating income, less income taxes, plus depreciation & amortization, less capital expenditures and less increases in working capital. Stock-based compensation expense is treated as a cash expense for purposes of determining unlevered free cash flow.

	2017	2018	2019	2020	2021	2022
Non-GAAP operating income (1)	$57	$74	$100	$120	$161	$188
Income tax	$(17)	$(22)	$(30)	$(36)	$(48)	$(57)
Depreciation & amortization	$20	$20	$18	$17	$18	$19
Capital expenditures	$(14)	$(16)	$(18)	$(18)	$(19)	$(20)
Increases in working capital	$(4)	$(6)	$(7)	$(4)	$(6)	$(8)
Unlevered free cash flow (2)	$42	$49	$63	$78	$106	$123

(1)	Non-GAAP operating income is calculated as revenue, less cost of goods sold and less total operating expenses.
(2)	Unlevered free cash flow is calculated as non-GAAP operating income, less income taxes, plus depreciation & amortization, less capital expenditures and less increases in working capital. Stock-based compensation expense is treated as a cash expense for purposes of determining unlevered free cash flow.

In addition, as part of the projections, the Company prepared the product category level revenue projections as set forth below.

	2017	2018	2019	2020	2021	2022
Body contouring revenue	$154	$201	$240	$232	$220	$210
Hair revenue	$38	$33	$31	$29	$27	$25
Skin revenue	$137	$132	$140	$152	$147	$149
Women’s health revenue	$46	$65	$71	$73	$73	$74
New platform revenue	$—	$—	$—	$15	$55	$115
Other	$27	$23	$19	$13	$8	$6

Total product / laser revenue	$402	$454	$501	$514	$530	$579
Recurring revenue	$95	$140	$206	$264	$358	$426

Total revenue	$497	$594	$707	$778	$888	$1,005

Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered, or allow to be converted into the Offer Price, all Shares held of record or beneficially owned by such person or entity pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

In connection with the services of Leerink as financial advisor to the Company, the Company has agreed to pay Leerink a transaction fee of approximately $18 million, $250,000 of which became payable in connection with the rendering of its opinion and the remainder of which is payable upon consummation of the Transaction. In addition, the Company has agreed to reimburse Leerink for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Leerink and related persons against various liabilities, including certain liabilities under the federal securities laws.

Additional information pertaining to the retention of Leerink by the Company in Item 4 under the heading “Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by the Company or, to the Company’s knowledge after making reasonable inquiry, any of the directors, executive officers, subsidiaries or affiliates of the Company, except for the transactions set forth below.

Name of Person	Transaction Date	Number of Shares		Sale, Purchase or Exercise Price per Share (If Applicable)		Nature of Transaction
Michael R. Davin	February 1, 2017	10,118		—		Acquisition upon vesting of Company PSUs
	February 3, 2017	5,111		$50.0998	(a)	Sale to cover resulting tax liability

Douglas J. Delaney	February 1, 2017	6,070		—		Acquisition upon vesting of Company PSU
	February 3, 2017	3,190		$50.0578	(b)	Sale to cover resulting tax liability

Michael R. Davin	February 8, 2017	30,172		—		Grant of Company RSU

	February 8, 2017	73,755	(c)	—		Grant of Company PSU

Douglas J. Delaney	February 8, 2017	12,931		—		Grant of Company RSU

	February 8, 2017	31,609	(c)	—		Grant of Company PSU

Stephen J. Webber	February 8, 2017	9,483		—		Grant of Company RSU

	February 8, 2017	23,180	(c)	—		Grant of Company PSU

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)		Nature of Transaction
Michael R. Davin	February 10, 2017	8,438	—		Acquisition upon vesting of Company RSUs
	February 13, 2017	4,319	$50.8816	(d)	Sale to cover resulting tax liability
	February 11, 2017	11,088	—		Acquisition upon vesting of Company RSUs
	February 13, 2017	5,670	$50.9447	(e)	Sale to cover resulting tax liability
	February 13, 2017	7,881	—		Acquisition upon vesting of Company RSUs
	February 14, 2017	2,917	$65.8791	(f)	Sale to cover resulting tax liability

Douglas J. Delaney	February 10, 2017	3,750	—		Acquisition upon vesting of Company RSUs
	February 13, 2017	2,003	$50.5338	(d)	Sale to cover resulting tax liability
	February 11, 2017	5,168	—		Acquisition upon vesting of Company RSUs
	February 13, 2017	2,740	$50.8591	(e)	Sale to cover resulting tax liability
	February 13, 2017	3,534	—		Acquisition upon vesting of Company RSUs
	February 14, 2017	1,355	$65.8945	(f)	Sale to cover resulting tax liability

Brian M. Barefoot	February 11, 2017	1,271	—		Acquisition upon vesting of Company RSUs

Ettore V. Biagioni	February 11, 2017	1,271	—		Acquisition upon vesting of Company RSUs
	February 13, 2017	508	$50.925	(e)	Sale to cover resulting tax liability

William O. Flannery	February 11, 2017	1,271	—		Acquisition upon vesting of Company RSUs
	February 13, 2017	508	$50.925	(e)	Sale to cover resulting tax liability

Marina Hatsopoulos	February 11, 2017	1,271	—		Acquisition upon vesting of Company RSUs

Thomas H. Robinson	February 11, 2017	1,271	—		Acquisition upon vesting of Company RSUs

(a)	The sale price reported represents the weighted average sales price of shares sold in multiple transactions at prices ranging from $50.03 to $51.03 per share.
(b)	The sale price reported represents the weighted average sales price of shares sold in multiple transactions at prices ranging from $50.05 to $51.04 per share.
(c)	The number of Company PSUs assumes applicable performance criteria were deemed satisfied at maximum performance.
(d)	The sales priced reported represents the weighted average sales price of shares sold in multiple transactions at prices ranging from $49.00 to $52.99 per share.
(e)	The sales priced reported represents the weighted average sales price of shares sold in multiple transactions at prices ranging from $50.00 to $50.99 per share.

(f)	The sales priced reported represents the weighted average sales price of shares sold in multiple transactions at prices ranging from $65.00 to $65.99 per share.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (i) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (a) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company, and (ii) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (i) of this paragraph.

Item 8. Additional Information.

The information set forth in Item 3 is incorporated herein by reference, including, without limitation, the table under the heading “Golden Parachute Compensation.”

Stockholder Approval Not Required.

Section 251(h) of the DGCL generally provides that, as soon as practicable following consummation of a successful tender offer for the outstanding shares of voting stock of a corporation whose shares are listed on a national securities exchange, and subject to certain statutory limitations, if the acquirer holds at least the amount of shares of each class or series of stock of the acquired corporation that would otherwise be required to adopt a merger agreement providing for the merger of the acquired corporation, and each outstanding share of each class or series of stock of the acquired corporation subject to, but not tendered in, the tender offer is subsequently converted by virtue of such merger into, or into the right to receive, the same amount and kind of consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect such a merger without the vote of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer by acquiring at least a majority of the outstanding Shares, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will be entitled to receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is consummated, and the Merger is thereafter effected, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) demand appraisal of their Shares in accordance with, and otherwise comply with, the applicable statutory procedures under Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, will be entitled to receive a judicial determination of the fair value of their Shares as of the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive, in lieu of the merger consideration described in the Merger Agreement (which is the same as the Offer Price), payment of such fair value in cash, together with interest, if any, to be paid upon the amount determined to be fair value, for their Shares. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The following discussion is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under the DGCL. The full text of Section 262 of the DGCL is attached to this statement as Annex II. All references in Section 262 of the DGCL to a “stockholder” and in this summary to a “stockholder” are to the record holder of Shares.

Under Section 262 of the DGCL, when a merger is approved pursuant to Section 251(h), then either a constituent corporation before the date of the merger or the surviving corporation within 10 days thereafter must notify each of its stockholders entitled to appraisal rights of the approval of the Merger and that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL and a copy of Section 262 of the DGCL is attached hereto as Annex II. This summary of appraisal rights is not a complete summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the text of Section 262 of the DGCL attached as Annex II. Any holder of Shares who wishes to exercise appraisal rights or who wishes to preserve the right to do so, should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. Failure to comply with the procedures of Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights. If a stockholder loses his, her or its appraisal rights, he, she or it will be entitled to receive the merger consideration described in the Merger Agreement.

Stockholders wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:

•	the stockholder must deliver to the Company a written demand for appraisal by the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is February 22, 2017), which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	the stockholder must not tender his, her or its Shares pursuant to the Offer; and

•	the stockholder must continuously be the holder of record of the Shares from the date of making the demand through the Effective Time.

Only a holder of record of Shares issued and outstanding immediately prior to the Effective Time may assert appraisal rights for the Shares registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the record stockholder’s name as it appears on the stock certificate(s) representing the Shares for which appraisal is demanded. The demand must reasonably inform the Company of the identity of the stockholder and state that the stockholder intends to demand appraisal of his, her or its Shares.

If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder, such as a broker who holds Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares which are held in the name of the record owner. STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND

FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS. IF A STOCKHOLDER HOLDS HIS, HER OR ITS SHARES THROUGH A BROKER WHO IN TURN HOLDS THE STOCKHOLDER’S SHARES THROUGH A CENTRAL SECURITIES DEPOSITORY NOMINEE SUCH AS CEDE & CO., A DEMAND FOR APPRAISAL OF SUCH SHARES MUST BE MADE BY OR ON BEHALF OF THE DEPOSITORY NOMINEE AND MUST IDENTIFY THE DEPOSITORY NOMINEE AS RECORD HOLDER.

Any stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand to:

CYNOSURE, INC.

5 Carlisle Road

Westford, Massachusetts 01886

Attention: Peter C. Anastos, Senior Vice President, General Counsel and Secretary

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within 10 days after the effective date of the Merger, the Surviving Corporation must send an additional notice of the effective date of the Merger to all of the Company’s stockholders who are entitled to appraisal rights and who have delivered a written demand for appraisal to the Company in accordance with Section 262 of the DGCL. Within 120 days after the Effective Time, either the Surviving Corporation or any stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery, with a copy served upon the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of the Shares held by all dissenting stockholders. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so. If a petition for appraisal is not timely filed, all stockholders’ appraisal rights will cease.

Stockholders who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any stockholder who has properly filed a written demand for appraisal and who has otherwise complied with the provisions of Section 262 of the DGCL may receive from the Surviving Corporation, upon written request, a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which the Surviving Corporation has received demands for appraisal, and the aggregate number of holders of those Shares. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the Surviving Corporation the statement described in the previous sentence. The Surviving Corporation must mail this statement to the stockholder within 10 days after receipt of the request or 10 days after expiration of the period for delivery of demands for appraisal, whichever is later.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is served upon the Surviving Corporation, the Surviving Corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to file in the office of the Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. After notice of the time and place fixed for the hearing of such petition is given to stockholders who demanded appraisal of their Shares as may be required by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition to determine those stockholders who have complied with Section 262 and who have become entitled to an appraisal of their Shares.

The Delaware Court of Chancery may require the stockholders demanding appraisal who hold certificated Shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings. If any stockholder fails to comply with the court’s direction, the court may dismiss the proceeding as to the stockholder. Because the Shares were listed on a national securities exchange as of immediately before the Merger, the Delaware Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal or (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

The Delaware Court of Chancery will thereafter determine the fair value of the Shares held by stockholders who have complied with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, but together with the interest, if any, to be paid on the amount determined to be fair value. Such interest rate will accrue from the effective date of the Merger through the date of payment of the judgment, compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge), unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (ii) interest theretofore accrued, unless paid at that time.

In determining the fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Court of Chancery may determine the fair value of the Shares to be more than, less than or equal to the consideration that the stockholders would otherwise receive under the Merger Agreement, which is the same as the Offer Price. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal, and will instead receive the merger consideration described in the Merger Agreement.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and those costs may be taxed upon the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal.

The fair value of the Shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the merger consideration described in the Merger Agreement. An opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is the same as the merger consideration payable in the Merger) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither of Parent or the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and each of Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL may not, after the Effective Time, vote the Shares subject to the demand for any purpose or receive any dividends or other distributions on those Shares, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.

If no petition for appraisal is filed within 120 days after the Effective Time, or if a stockholder who has commenced an appraisal proceeding or joined that proceeding as a named party delivers a written withdrawal of the stockholder’s demand for appraisal within 60 days after the Effective Time, then the right of the stockholder to appraisal will cease. Any attempt to withdraw a demand for appraisal more than 60 days after the Effective Time will require the Company’s written approval, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the Merger Agreement within 60 days after the Effective Time. If the stockholder fails to perfect, successfully withdraws or loses such stockholder’s right to appraisal, the stockholder’s Shares will be converted into the right to receive the merger consideration described in the Merger Agreement.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. STOCKHOLDERS THAT LOSE THEIR RIGHT TO APPRAISAL WILL BE ENTITLED TO RECEIVE THE MERGER CONSIDERATION DESCRIBED IN THE MERGER AGREEMENT FOR THEIR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, HOLDERS OF SHARES CONSIDERING EXERCISING THEIR APPRAISAL RIGHTS UNDER THE DGCL SHOULD CONSULT THEIR LEGAL ADVISOR.

Anti-Takeover Statutes.

As a Delaware corporation, the Company is subject to Section 203. In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares, but not excluding the outstanding voting stock owned by the interested stockholder); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the transactions contemplated thereby, as described in this Schedule 14D-9 and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Germany Regulatory Approvals.

The acquisition of Shares pursuant to the Offer is also subject to the German Act Against Restraints of Competition of 1958, as amended, and may be consummated only if the acquisition is approved by the German Federal Cartel Office (the “FCO”), either by written approval or by expiration of a one-month waiting period, unless the FCO notifies Parent within the one-month waiting period of the initiation of an in-depth investigation. If the FCO initiates an in-depth investigation, the waiting period is extended for an additional three months, and the acquisition of Shares under the Offer may not be consummated until the acquisition is approved by the FCO, either by written approval or by expiration of the waiting period as so extended.

United States Regulatory Approvals.

Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination,” or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request, unless the reviewing agency grants early termination of this waiting period. The purchase of Shares pursuant to the Offer is subject to such requirements. Under the Merger Agreement, the Company and Parent each are required to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on or before March 1, 2017. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary to enforce compliance with the antitrust laws, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent and/or the Company. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings under the HSR Act that would be required for Parent’s or Purchaser’s acquisition or ownership of the Shares.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016, and any other subsequent fiscal years or quarters filed after the date hereof with the SEC.

Cautionary Note Regarding Forward-Looking Statements.

This document contains “forward-looking statements” relating to the acquisition of the Company by Parent. Statements regarding the timing and the closing of the transaction, the expected benefits and synergies of the transaction, prospective performance and future business plans, and future opportunities for the combined company, and any assumptions underlying any of the foregoing, are forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown, or unknown risks or uncertainties materialize, actual results could vary materially from the parties’ expectations and projections. Risks and uncertainties include, among other things: uncertainties regarding the timing of the closing of the transaction; uncertainties as to how many of the Company’s stockholders may tender their stock in the tender offer; the possibility that various closing conditions to the tender offer and merger transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction; the outcome of any legal proceedings that may be instituted with respect to the transaction; that the integration of the Company’s business into Parent is not as successful as expected; the failure to realize anticipated synergies and cost savings; the failure of Parent to achieve the expected financial and commercial results from the transaction; a decrease in demand for procedures performed with Company products and for Company products themselves; increased competition in the aesthetic laser industry; the Company’s ability to develop and commercialize new products; the Company’s reliance on sole source suppliers, the inability to accurately predict the timing or outcome of regulatory decisions; other business effects, including effects of industry, economic or political conditions outside Parent’s or the Company’s control; transaction costs; actual or contingent liabilities; as well as other cautionary statements contained elsewhere herein and in Parent’s and the Company’s periodic and other reports filed with the SEC including the factors set forth in their most recent annual reports on Form 10-K and quarterly reports on Form 10-Q, and the Tender Offer Statement on Schedule TO and other offer documents to be filed by Parent. These forward-looking statements reflect the Company’s expectations as of the date of this report. The Company undertakes no obligation to update the information provided herein, except as required by law.

Item 9. Exhibits.

Exhibit Number	Description
(a)(1)	Offer to Purchase, dated February 22, 2017 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed on February 22, 2017 by Parent and Purchaser (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)*	Opinion of Leerink Partners LLC, dated February 14, 2017 (included as Annex I to this Schedule 14D-9).

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(6)	Joint Press Release issued by Parent and the Company on February 14, 2017 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 14, 2017).
(a)(7)	Form of Summary Advertisement as published on February 22, 2017, in The New York Times (incorporated herein by reference to Exhibit (a)(1)(H) to the Schedule TO).

(a)(8)*	Letter to Stockholders of the Company, dated February 22, 2017, from Michael R. Davin, President, Chief Executive Officer and Chairman of the Board of the Company.

Exhibit Number	Description

(e)(1)	Agreement and Plan of Merger, dated as of February 14, 2017, by and among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 14, 2017).

(e)(2)	Amended and Restated 2005 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2013).

(e)(3)	Form of Nonstatutory Stock Option Agreement under 2005 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 3, 2006).

(e)(4)	Form of Incentive Stock Option Agreement under 2005 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 3, 2006).

(e)(5)	Form of Restricted Stock Unit Agreement under 2005 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K filed with the SEC on March 13, 2015).

(e)(6)	Form of Performance-Based Stock Unit Award under 2005 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2016).

(e)(7)	Non-Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2016.

(e)(8)	Employment Agreement, dated December 15, 2008, between the Company and Michael Davin (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 19, 2008).

(e)(9)	First Amendment to Employment Agreement, dated December 20, 2010, between the Company and Michael Davin (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 21, 2010).

(e)(10)	Second Amendment to Employment Agreement, dated July 20, 2011, between the Company and Michael Davin (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed with the SEC on March 13, 2015).

(e)(11)	Third Amendment to Employment Agreement, dated November 5, 2013, between the Company and Michael Davin (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2013).

(e)(12)	Employment Agreement, dated December 15, 2008, between the Company and Douglas Delaney (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on December 19, 2008).

(e)(13)	First Amendment to Employment Agreement, dated November 7, 2013, between the Company and Douglas Delaney (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2013).

(e)(14)	Offer Letter, dated September 1, 2016 between the Company and Stephen J. Webber (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 13, 2016).
(e)(15)	Employment Agreement, dated December 15, 2008, between the Company and Timothy W. Baker (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 19, 2008).

Exhibit Number	Description

(e)(16)	First Amendment to Employment Agreement, dated November 5, 2013, between the Company and Timothy W. Baker (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2013).

(e)(17)	Consulting Agreement, dated September 12, 2016, between the Company and Timothy W. Baker (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on September 13, 2016).

(e)(18)*	Letter Agreement, dated February 21, 2017, between the Company and Michael R. Davin.

(e)(19)*	Letter Agreement, dated February 21, 2017, between the Company and Stephen J. Webber.

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CYNOSURE, INC.

By:	/s/ Michael R. Davin
Name: Michael R. Davin
Title: President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

Dated: February 22, 2017

Annex I

February 14, 2017

The Board of Directors

Cynosure, Inc.

5 Carlisle Road

Westford, MA 01886

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than the holders of Excluded Shares, as defined below) of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Cynosure, Inc., a Delaware corporation (the “Company”), of the Consideration (as defined below) proposed to be paid to such holders pursuant to the Agreement and Plan of Merger to be entered into (the “Merger Agreement”) by and among Hologic, Inc., a Delaware corporation (the “Parent”), Minuteman Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Parent (the “Purchaser”), and the Company. The Merger Agreement provides for a transaction (the “Transaction”) pursuant to which (i) the Purchaser will commence a cash tender offer (the “Offer”) to purchase all of the outstanding Shares (other than Shares to be cancelled or converted in accordance with Section 2.6(b) of the Merger Agreement) at a price of $66.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon; and (ii) as soon as practicable following the consummation of the Offer, the Purchaser will, in accordance with Section 251(h) of the Delaware General Corporation Law, merge with and into the Company (the “Merger”), as a result of which the Company will become a wholly owned subsidiary of the Parent, and each outstanding Share (other than (a) any Shares held in the treasury of the Company or held directly by any subsidiary of the Company; (b) any Shares then held by the Parent, the Purchaser, or any other subsidiary of the Parent; and (c) any Shares held by a holder who is entitled to and properly demands appraisal rights in accordance with Section 262 of the Delaware General Corporation Law), immediately prior to the effective time of the Merger shall be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”). The Shares described in clauses (a), (b) and (c), together with any Shares held by any affiliate of the Parent, are referred to herein as “Excluded Shares”. The Offer Price and the Merger Consideration are jointly referred to herein as the “Consideration.” The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

We have been engaged by the Company to act as a financial advisor to the Company in connection with the proposed Transaction and we will receive a fee from the Company for providing such services, a portion of which is payable upon delivery of this opinion and the principal portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

Leerink Partners LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. We have provided certain investment banking services to the Company from time to time, for which we have received compensation, including customary underwriting compensation for our role as the sole book-running manager for the Company’s follow-on equity offering in November 2012 and customary advisory compensation for our role as financial advisor to the Company in connection with the Company’s acquisition of HOYA ConBio’s Aesthetic Business in June 2011

A-I-1

The Board of Directors

Cynosure, Inc.

February 14, 2017

and the Company’s acquisition of Palomar Medical Technologies in March 2013. In the ordinary course of business, we and our affiliates may, in the future, provide commercial and investment banking services to the Company, the Parent or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of our trading and brokerage activities, we or our affiliates have in the past and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of the Company, the Parent or their respective affiliates.

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research departments and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company and the proposed Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.

In connection with this opinion, we have reviewed, among other things: (i) an execution copy of the Merger Agreement, dated February 14, 2017; (ii) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, as filed by the Company with the Securities and Exchange Commission (the “SEC”); (iii) the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2016, June 30, 2016 and September 30, 2016, as filed by the Company with the SEC; (iv) certain Current Reports on Form 8-K, as filed by the Company with, or furnished by the Company to, the SEC; (v) certain publicly available research analyst reports for the Company; (vi) certain other communications from the Company to its stockholders; and (vii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecast”) (collectively, the “Internal Data”). We have also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecast) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Merger Agreement will not differ in any respect material to our analysis or this opinion from the last draft of the Merger Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which

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The Board of Directors

Cynosure, Inc.

February 14, 2017

would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder or other person should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion has been authorized by our Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

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Annex II

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

SECTION 262 — APPRAISAL RIGHTS

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

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(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e) and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of

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fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing

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appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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